BMO Financial Group Reports Second Quarter 2022 Results

REPORT TO SHAREHOLDERS

BMO’s Second Quarter 2022 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended April 30, 2022, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

Second Quarter 2022 Compared With Second Quarter 2021:

•	Net income of $4,756 million, an increase from $1,303 million; adjusted net income[1,3] of $2,187 million, an increase of 4% from $2,095 million

•	Reported earnings per share (EPS)[2] of $7.13, an increase from $1.91; adjusted EPS[1,2,3] of $3.23, an increase of 3% from $3.13

•	Provision for credit losses (PCL) of $50 million, compared with $60 million

•	Return on equity (ROE) of 34.5%, compared with 10.2%; adjusted ROE[1,3] of 15.7%, compared with 16.7%

•	Common Equity Tier 1 Ratio[4] of 16.0%, an increase from 13.0%

•	Dividend increased $0.06 from the prior quarter to $1.39, an increase of $0.33 or 31% from the prior year

Year-to-Date 2022 Compared With Year-to-Date 2021:

•	Net income of $7,689 million, an increase from $3,320 million; adjusted net income[1,3] of $4,771 million, an increase of 15% from $4,133 million

•	Reported EPS[2] of $11.57, an increase from $4.93; adjusted EPS[1,2,3] of $7.12, an increase of 15% from $6.19

•	Recovery of the provision for credit losses of $49 million, compared with a provision of $216 million

•	ROE of 28.0%, an increase from 13.0%; adjusted ROE[1,3] of 17.2%, an increase from 16.3%

Toronto, May 25, 2022 – For the second quarter ended April 30, 2022, BMO Financial Group recorded net income of $4,756 million or $7.13 per share on a reported basis, and net income of $2,187 million or $3.23 per share on an adjusted basis.

“We continued to deliver good financial performance this quarter, driven by broad-based customer loan growth and strong credit quality in our North American P&C businesses, and solid results in our market sensitive businesses even amid more challenging conditions. With consistent and disciplined execution of our strategy, we continue to deliver on our commitment to positive operating leverage, while investing to grow our revenue and drive our Digital-First agenda,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We are well-positioned to support our customers in navigating the changing environment and to deliver sustained performance, benefitting from our well-diversified business mix, ongoing investments in talent and technology and the wide scope of products and services that we offer. During the quarter, we made significant progress preparing for the closing and integration of our acquisition of Bank of the West, including the execution of the planned equity issuance.

“We are steadfast in our Purpose-driven commitments to a thriving economy, sustainable future and inclusive society, exemplified through our recently announced agreement with Export Development Canada (EDC). This collaboration brings innovative sustainable finance solutions to Canadian businesses, to help them transition from carbon-intensive operations to those that can eliminate or significantly reduce emissions, supporting our collective ambition for a net zero world,” concluded Mr. White.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excluded the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

All EPS measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)

Reported net income included the impact of the announced acquisition of Bank of the West comprising revenue related to the management of the impact of interest rate changes between the announcement and the closing of the acquisition on its fair value and goodwill of $2,612 million ($3,555 million pre-tax) in Q2-2022 and $413 million ($562 million pre-tax) in Q1-2022, as well as acquisition and integration costs of $26 million ($35 million pre-tax) in Q2-2022 and $7 million ($8 million pre-tax) in Q1-2022. Reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore: a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients and expenses of $15 million ($18 million pre-tax) in Q2-2022, a $29 million pre-tax and after-tax loss relating to foreign currency translation that was reclassified from accumulated other comprehensive income to revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million in Q1-2022, and a $747 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) gain on the sale of our Private Banking business, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions in Q2-2021.

(4)	The Common Equity Tier 1 (CET1) Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group Second Quarter Report 2022 1

Concurrent with the release of results, BMO announced a third quarter 2022 dividend of $1.39 per common share, up $0.06 from the prior quarter, and an increase of 31% from the prior year. The quarterly dividend of $1.39 per common share is equivalent to an annual dividend of $5.56 per common share.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Significant Events

During the first quarter of 2022, we completed the sale of our EMEA Asset Management business to Ameriprise Financial, Inc., including the transfer of certain U.S. asset management clients, and on April 30, 2021 we completed the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group. Collectively, we refer to these transactions as “divestitures”. The divestitures reduced net revenue by approximately 3% on both a reported and adjusted basis and expenses by approximately 4% on a reported basis and 5% on an adjusted basis compared with the prior year.

On December 20, 2021, we announced the signing of a definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries. Under the terms of the agreement we will pay a cash purchase price of US$16.3 billion, or US$13.4 billion net of an estimated US$2.9 billion of excess capital (at closing) at Bank of the West. The transaction, which is expected to close by the end of calendar 2022, is subject to customary closing conditions, including regulatory approvals.

On closing, the acquisition is expected to add approximately US$95 billion assets, US$58 billion of loans and US$80 billion of deposits to our consolidated balance sheet. These amounts are based on the financial position and results of Bank of the West as at the period ended March 31, 2022. We expect to fund the transaction primarily with excess capital, reflecting our strong capital position and anticipated capital generation.

On March 29, 2022, we issued 20,843,750 common shares for $3,106 million to finance a portion of the purchase price.

This acquisition aligns with our strategic, financial, and cultural objectives, and meaningfully accelerates our U.S. growth. Building on the strength of our performance and our integrated North American foundation, the acquisition will bring nearly 1.8 million customers to BMO and will further extend our banking presence through an additional 514 branches and commercial and wealth offices in key U.S. growth markets. Post closing, our footprint will expand to 32 states, including an immediate scaled entry into the attractive California market, where we expect to deliver a highly competitive offering to new growth markets, combining the strength of our digital banking platform and our strong banking team to generate good customer growth.

A signature strength of the Bank of the West is the deep relationships formed between their employees, their customers, and the communities they have served for over 100 years. As part of this transaction, BMO does not plan to close Bank of the West branches, and is committed to retaining front-line Bank of the West branch employees.

Leveraging our deep integration experience and proven track record for U.S. expansion, we remain confident in achieving annual pre-tax cost synergies of approximately US$670 million (C$860 million) through operational efficiencies across our combined businesses. Integration planning is underway and is being overseen by a dedicated, joint integration management office.

Under IFRS accounting, the purchase price will be allocated to the fair value of identifiable assets and liabilities of Bank of the West at close, with the difference recorded as goodwill. The fair value/par value differences, referred to as the fair value mark, will be amortized to income over the estimated life of the underlying asset (liability). Intangible assets identified, including the core deposit intangible related to non-maturity deposits, will be amortized over their estimated life. The fair value of fixed rate loans and deposits is largely dependent on interest rates. If interest rates were to increase, the fair value of the acquired fixed rate assets (in particular, loans and securities) will decrease, resulting in higher goodwill. If interest rates were to decrease, the opposite would be true. Conversely, the fair value of floating rate assets (liabilities) and non-maturity deposits are accounted for at par, providing no natural fair value change offset. Changes in goodwill relative to our original assumptions announced on December 20, 2021 will impact capital ratios at close, because goodwill is treated as a deduction from capital under the Office of the Superintendent of Financial Institutions (OSFI) Basel III rules. In addition, given that the purchase price of the acquisition is in U.S. dollars, any change in foreign exchange translation between the Canadian dollar relative to the U.S. dollar between the announcement and the close of the acquisition, will result in a change to the Canadian dollar equivalent goodwill.

We are proactively managing exposure to capital from changes in fair value of the assets and liabilities of Bank of the West at close. As part of our fair value management actions, we entered into interest rate swaps that rise in value as interest rates rise, resulting in mark-to-market gains (losses) recorded in trading revenue. These swaps were largely offset from an interest rate risk perspective through the purchase of a portfolio of matched duration U.S. treasuries and other balance sheet instruments that generate net interest income. Together, these transactions aim to mitigate changes in goodwill arising from changes in interest rates between the announcement and closing of the acquisition, with the associated revenue (loss) treated as an adjusting item. In addition, BMO entered into forward contracts, which qualify as accounting hedges, to mitigate changes in the Canadian dollar equivalent of the purchase price on close. Changes in the fair value of these forward contracts are recorded in Other Comprehensive Income until close of the transaction.

The impact of the fair value management actions on our results was treated as an adjusting item. The current quarter included $2,612 million ($3,555 million pre-tax) of revenue related to the management of interest rate changes, comprising $3,433 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest revenue and $122 million pre-tax interest on a portfolio of U.S. treasuries and other balance sheet instruments recorded in net interest income. Year-to-date results included $3,025 million ($4,117 million pre-tax) comprising $3,950 million pre-tax recorded as non-interest revenue and $167 million pre-tax recorded as net interest income. The cumulative impact on our CET1 Ratio was 90 basis points relating to these fair value management actions. In addition, the changes in the fair value of the forward contracts increased other comprehensive income (OCI) by $170 million in the current quarter and decreased OCI by $64 million year-to-date.

This Significant Events section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

2 BMO Financial Group Second Quarter Report 2022

Second Quarter 2022 Performance Review

The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Adjusted results and ratios, and U.S. dollar amounts and ratios in this Second Quarter 2022 Performance Review section are on a non-GAAP basis and discussed in the Non-GAAP and Other Financial Measures section.

Reported and adjusted net income increased from the prior year, reflecting higher net income in our P&C businesses, while net income in BMO Capital Markets and BMO Wealth Management decreased. On a reported basis, Corporate Services recorded net income in the current quarter, compared with a net loss in the prior year, while the adjusted net loss decreased.

Adjusted results in the current quarter excluded the impact of the announced acquisition of Bank of the West, comprising revenue related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill of $2,612 million ($3,555 million pre-tax), as well as acquisition and integration costs of $26 million ($35 million pre-tax). Adjusted results also excluded a gain of $6 million ($8 million pre-tax) and expenses of $15 million ($18 million pre-tax) related to the sale of our EMEA and U.S. Asset Management businesses. For further information, refer to Note 12 to the unaudited interim consolidated financial statements. Adjusted net income also excluded the amortization of acquisition-related intangible assets and other acquisition and integration costs in both the current quarter and the prior year.

Canadian P&C

Reported net income was $940 million and adjusted net income was $941 million, both increasing $163 million or 21% from the prior year. Results were driven by an 11% increase in revenue, with higher net interest income and non-interest revenue, higher expenses and a lower provision for credit losses compared with the prior year.

U.S. P&C

Reported net income was $588 million, an increase of $50 million or 9% from the prior year, and adjusted net income was $589 million, an increase of $46 million or 8%. The impact of the stronger U.S. dollar increased net income growth by 1%.

On a U.S. dollar basis, reported net income was $464 million, an increase of $32 million or 8% from the prior year, and adjusted net income was $465 million, an increase of $28 million or 7%. Reported and adjusted results were driven by a 5% increase in revenue, with higher net interest income, higher expenses and a higher recovery of the provision for credit losses compared with the prior year.

BMO Wealth Management

Reported net income was $314 million, compared with $322 million in the prior year, and adjusted net income was $315 million, a decrease of $14 million or 4%. Traditional Wealth reported net income was $247 million, compared with $266 million in the prior year, and adjusted net income was $248 million, compared with $273 million, with higher underlying revenue more than offset by higher underlying expenses and the impact of divestitures. Insurance net income was $67 million, an increase of $11 million or 17% from the prior year due to more favourable market movements in the current quarter.

BMO Capital Markets

Reported net income was $448 million, compared with $558 million in the prior year, and adjusted net income was $453 million, compared with $565 million. Reported and adjusted results reflected higher revenue in Global Markets and Investment and Corporate Banking, more than offset by higher expenses and provisions for credit losses in the current quarter compared with a recovery in the prior year.

Corporate Services

Reported net income was $2,466 million, compared with a reported net loss of $892 million in the prior year, and adjusted net loss was $111 million, compared with an adjusted net loss of $120 million. Reported results increased, primarily due to higher revenue from fair value management actions related to the announced acquisition of Bank of the West in the current quarter, and lower expenses due to the write-down of goodwill related to the sale of our EMEA Asset Management business in the prior year. Adjusted results were driven by lower revenue, lower expenses and the impact of a more favourable tax rate in the prior year.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 16.0% as at April 30, 2022, an increase from 14.1% at the end of the first quarter of 2022, driven by the $3.1 billion public offering of common shares, the benefit from fair value management actions related to the announced acquisition of Bank of the West, strong internal capital generation, and common shares issued from Treasury under the shareholder dividend reinvestment and share purchase plan, partially offset by higher risk-weighted assets. Please refer to the Significant Events section for further information on the fair value management actions.

BMO Financial Group Second Quarter Report 2022 3

Credit Quality

Total provision for credit losses was $50 million, a decrease of $10 million from $60 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 4 basis points, compared with 5 basis points in the prior year. The provision for credit losses on impaired loans was $120 million, a decrease of $35 million from $155 million in the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 10 basis points, compared with 13 basis points in the prior year. There was a $70 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $95 million in the prior year. The recovery in the current quarter reflected reduced uncertainty as a result of the improving pandemic environment, portfolio credit improvement and model changes, partially offset by a deteriorating economic outlook, increased adverse scenario weight and portfolio growth. The prior year largely reflected positive credit migration and an improving economic outlook, partially offset by a more severe adverse scenario.

Refer to the Critical Accounting Estimates section of BMO’s 2021 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2021.

Supporting a Sustainable and Inclusive Future

BMO has a deep sense of purpose – to be a champion for progress and a catalyst for change. We are leveraging our position as a leading financial services provider to create opportunities for our communities and our stakeholders to make positive, sustainable change in the belief that success can and must be mutual. In support of our customers, communities and employees, BMO:

•

Announced an agreement with Export Development Canada (EDC) to bring sustainable finance solutions to medium- and large-sized Canadian exporting businesses, to help them transition from carbon-intensive operations to those that can eliminate or significantly reduce emissions. We are the first financial institution to offer EDC’s new Sustainable Financing Guarantee, a product available through EDC’s Sustainable Financing Program – a key source of funding to enable the support that Canadian businesses will need.

•

Acted as a joint-lead manager for the Government of Canada’s inaugural Green Bond transaction, a landmark achievement. The $5 billion transaction demonstrates Canada’s environmental leadership, ensures government expenditures align with Canada’s climate, environmental and emissions goals and principles, and acts as a catalyst towards the continued development of the sustainable finance market in Canada.

•

Became the first financial institution in Canada to implement the True Name™ feature by Mastercard, enabling transgender and non-binary individuals to use their chosen name across all BMO consumer and small business credit cards without the requirement of a legal name change. BMO Harris Bank was the first financial institution globally to partner with Mastercard to issue these cards in 2019.

•	Announced a new $5 billion commitment to support women business owners in Canada. Through the program, BMO will allocate $5 billion in capital over five years to women entrepreneurs.
•	BMO’s leadership continues to be recognized across a number of rankings, including:
•

Recognized as one of the 2022 World’s Most Ethical Companies for the fifth consecutive year by Ethisphere. We are one of five banks worldwide, four banks in the U.S., and the only bank in Canada to be recognized in 2022. The award affirms the bank’s commitment to doing what’s right and operating with transparency, good governance, and integrity in support of a thriving economy, sustainable future, and inclusive society.

•

Ranked first in the Insider Intelligence Canada Mobile Banking Emerging Features Benchmark 2022. The ranking reflects the strength of select emerging features offered on the BMO Mobile Banking app, with top marks in the categories of digital money management, account management and alerts, helping our customers make real financial progress.

•	BMO Harris Bank was recognized by Forbes as one of the Best Employers for Diversity for the fourth consecutive year.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

4 BMO Financial Group Second Quarter Report 2022

Enhanced Disclosure Task Force

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report, Enhancing the Risk Disclosures of Banks. We support the recommendations issued by EDTF for the provision of high-quality, transparent risk disclosures.

Disclosures related to the EDTF recommendations are detailed in the index below, as presented in the 2021 Annual Report and the Second Quarter 2022 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRC). Information within the SFI or SRC is not and should not be considered incorporated by reference into our Second Quarter 2022 Report to Shareholders.

Topic	EDTF Disclosure	Page Number
		2021 Annual Report	Q2-2022
			RTS	SFI	SRC

General	1. Present all risk-related information in each report, providing an index for easy navigation	74-113	6	Index	Index
	2. Define the bank’s risk terminology and risk measures and present key parameters used	84-113, 136-138	37
	3. Discuss top and emerging risks for the bank	74-76	8,37
	4. Outline plans to meet new key regulatory ratios once the applicable rules are finalized	67	21

Risk Governance, Risk Management and Business Model	5. Summarize the bank’s risk management organization, processes, and key functions	78-83
	6. Describe the bank’s risk culture and procedures applied to support the culture	83
	7. Describe key risks that arise from the bank’s business model and activities	81
	8. Describe the use of stress testing within the bank’s risk governance and capital frameworks	82

Capital Adequacy and Risk-Weighted Assets (RWA)	9. Provide minimum Pillar 1 capital requirements	66-69			3-4,10
	10. Summarize information contained in the composition of capital templates and reconciliation of the accounting balance sheet to the regulatory balance sheet ● A Main Features template can also be found on BMO’s website at www.bmo.com under Investor Relations and Regulatory Disclosures	69	21		3-5
	11. Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital				6
	12. Discuss capital planning within a more general discussion of management’s strategic planning	65
	13. Provide granular information to explain how RWA relate to business activities	69-70			11
	14. Present a table showing the capital requirements for each method used for calculating RWA	69-70, 84-87			11,17-30 and 37-43
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios				17-30 and 37-43
	16. Present a flow statement that reconciles movements in RWA by credit risk and market risk				31,57
	17. Describe the bank’s Basel validation and back-testing process. Included in our SRC information is our estimated and actual loss parameter information	108			58

Liquidity	18. Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs	97-103	40,43

Funding	19. Summarize encumbered and unencumbered assets in a table by balance sheet category	99	41	37-38
	20. Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	104-105	45-46
	21. Discuss the bank’s sources of funding and describe the bank’s funding strategy	100-101	41-42

Market Risk	22. Provide a breakdown of balance sheet positions into trading and non-trading market risk measures	96	38
	23. Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk measures	92-96	39
	24. Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model	92-95,108
	25. Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures	92-93	39

Credit Risk	26. Provide information about the bank’s credit risk profile	84-91, 160-166	17-18, 58-63	24-34	11-56
	27. Describe the bank’s policies related to impaired loans and renegotiated loans	161,166
	28. Provide reconciliations of impaired loans and the allowance for credit losses	88-89,164	18, 59-61
	29. Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions	84-85,91			35-48
	30. Provide a discussion of credit risk mitigation	84-85, 171,177,205			16, 32, 44

Other Risks	31. Describe other risks and discuss how each is identified, governed, measured and managed	78-82, 106-113
	32. Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred	106-113

BMO Financial Group Second Quarter Report 2022 5

Financial Review

Management’s Discussion and Analysis (MD&A) commentary is as at May 25, 2022. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2022, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2021, and the MD&A for fiscal 2021, contained in BMO’s 2021 Annual Report.

BMO’s 2021 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

7	Caution Regarding Forward-Looking Statements			34	Transactions with Related Parties
8	Economic Developments and Outlook			34	Off-Balance Sheet Arrangements
9	Financial Highlights			34	Accounting Policies and Critical Accounting Estimates
10	Non-GAAP and Other Financial Measures				35	Allowance for Credit Losses
14	Foreign Exchange			37	Future Changes in Accounting Policies
14	Net Income			37	Other Regulatory Developments
15	Revenue			37	Risk Management
17	Total Provision for Credit Losses				37	Risks that May Affect Future Results sk Management
18	Impaired Loans				38	Market Risk
18	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				40	Liquidity and Funding Risk
18	Non-Interest Expense				47	International Exposures
19	Provision for Income Taxes			48	Glossary of Financial Terms
19	Balance Sheet			51	Interim Consolidated Financial Statements
20	Capital Management				51	Consolidated Statement of Income
23	Review of Operating Groups’ Performance				52	Consolidated Statement of Comprehensive Income
	23	Personal and Commercial Banking (P&C)			53	Consolidated Balance Sheet
		24	Canadian Personal and Commercial Banking (Canadian P&C)		54	Consolidated Statement of Changes in Equity
		26	U.S. Personal and Commercial Banking (U.S. P&C)		55	Consolidated Statement of Cash Flows
	28	BMO Wealth Management			56	Notes to Consolidated Financial Statements
	30	BMO Capital Markets		75	Investor and Media Information
	31	Corporate Services
33	Summary Quarterly Earnings Trends

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2022, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended April 30, 2022, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

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Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2022 and beyond, our strategies or future actions, our targets and commitments (including with respect to net zero emissions), expectations for our financial condition, capital position or share price, the regulatory environment in which we operate, the results of, or outlook for, our operations or for the Canadian, U.S. and international economies, the closing of our proposed acquisition of Bank of the West, including plans for the combined operations of BMO and Bank of the West, the financial, operational and capital impacts of the transaction, and the COVID-19 pandemic, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “forecast” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk, given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the severity, duration and spread of the COVID-19 pandemic, and possibly other outbreaks of disease or illness, and its impact on local, national or international economies, as well as its heightening of certain risks that may affect our future results; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; the possibility that our proposed acquisition of Bank of the West does not close when expected or at all because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the anticipated benefits from the proposed acquisition of Bank of the West, such as it creating synergies and operational efficiencies, are not realized; our ability to perform effective fair value management actions and unforeseen consequences arising from such actions; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual Report, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section of BMO’s 2021 Annual Report and updated in the Economic Developments and Outlook section in this document, as well as in the Allowance for Credit Losses section of BMO’s 2021 Annual Report and updated in the Allowance for Credit Losses section in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. Assumptions about Bank of the West’s balance sheet, product mix and margins, and interest rate sensitivity were material factors we considered in estimating the fair value and goodwill and intangibles amounts at closing, and assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating pre-tax cost synergies.

In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Developments and Outlook and Allowance for Credit Losses sections.

BMO Financial Group Second Quarter Report 2022 7

Economic Developments and Outlook (1)

Canadian real Gross Domestic Product (GDP) is estimated to have grown 5.5% annualized in the first calendar quarter of 2022. The economy has shown remarkable resilience by weathering the record number of coronavirus infections at the turn of the year. Nearly all COVID-19 restrictions have now ended, releasing pent-up demand for services. High commodity prices in response to the conflict in Ukraine have led to large merchandise trade surpluses. Net policy measures in the federal budget will likely add modestly to economic growth in 2022. Housing market activity has been strong, supported by a rebound in immigration and employment, but has slowed in response to increased mortgage rates. We expect home sales to fall back to pre-pandemic levels later in 2022, while prices are likely to retrace a portion of their strong increase of the past year. Despite the conflict in Ukraine and rising interest rates, the expansion is expected to continue, supported by high levels of household savings. Real GDP is forecasted to grow 4.1% in 2022 and 3.0% in 2023. The unemployment rate is projected to fall below 5% at year-end 2022 from a record-low 5.2% in April 2022. Consumer price inflation rose to a 31-year high of 6.8% in April 2022 and is anticipated to remain elevated in 2022, before moderating to around 3% in late 2023, as supply-chain disruptions ease and commodity prices retreat. To address the high rate of inflation, the Bank of Canada is projected to raise its overnight policy interest rate by another 175 basis points to 2.75% by the spring of 2023, or one percentage point above the peak of the last tightening cycle. Industry-wide growth in residential mortgage balances is expected to slow as housing market activity declines. Consumer credit balances (excluding mortgages) have been held back by elevated savings but have turned higher recently and are anticipated to rise at a modest rate in 2022. After a large increase in 2021, non-financial corporate credit is expected to moderate in response to increased interest rates.

U.S. real GDP contracted at a 1.4% annualized rate in the first quarter of 2022 due to a record trade deficit and a decline in government spending. However, domestic demand remained strong, led by gains in business investment and consumer spending. A high level of household savings and strong wage growth are partially offsetting the adverse effect of high inflation. Housing market activity has moderated in response to increased mortgage rates and the slowing trend is expected to continue in 2022. Assuming some improvement in supply-chain disruptions, real GDP is anticipated to grow 2.5% in 2022 and 1.7% in 2023. The unemployment rate is projected to fall to 3.3% in late 2022, the lowest since 1953, from 3.6% in April 2022. After reaching a four-decade high in March 2022, consumer price inflation eased slightly to 8.3% in April but is expected to remain high at near 7% at year-end 2022, before moderating to around 3% in late 2023. The Federal Reserve is projected to raise its policy interest rate by another 200 basis points to just under 3% by early 2023 to restore price stability. Strong growth in industry-wide residential mortgage balances will likely moderate as housing market activity slows. Demand for consumer credit has turned up recently but is expected to remain modest as a result of increased interest rates. Non-financial corporate credit growth has strengthened alongside strong investment spending, but it is projected to moderate in 2022.

The economic outlook for Canada and the United States is subject to several risks, including: a further escalation of the conflict in Ukraine; new variants of COVID-19; and persistent high inflation leading to significant increases in interest rates. Depending on their severity, each risk could result in an economic downturn. A material housing market correction could also occur if monetary policy needs to tighten aggressively to control inflation.

This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)	All periods in this section refer to the calendar year rather than fiscal year.

8 BMO Financial Group Second Quarter Report 2022

Financial Highlights

(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q2-2021	YTD-2022	YTD-2021

Summary Income Statement (1)

Net interest income	3,902	4,019	3,455	7,921	7,033
Non-interest revenue	5,416	3,704	2,621	9,120	6,018
Revenue	9,318	7,723	6,076	17,041	13,051
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(808)	81	(283)	(727)	318
Revenue, net of CCPB (2)	10,126	7,642	6,359	17,768	12,733
Provision for credit losses on impaired loans	120	86	155	206	370
Provision for (recovery of) credit losses on performing loans	(70)	(185)	(95)	(255)	(154)
Total provision for (recovery of) credit losses	50	(99)	60	(49)	216
Non-interest expense	3,713	3,846	4,409	7,559	8,022
Provision for income taxes	1,607	962	587	2,569	1,175
Net income attributable to equity holders of the bank	4,756	2,933	1,303	7,689	3,320
Adjusted net income	2,187	2,584	2,095	4,771	4,133

Common Share Data ($, except as noted) (1)

Basic earnings per share	7.15	4.44	1.91	11.61	4.94
Diluted earnings per share	7.13	4.43	1.91	11.57	4.93
Adjusted diluted earnings per share	3.23	3.89	3.13	7.12	6.19
Dividends declared per share	1.33	1.33	1.06	2.66	2.12
Book value per share	89.17	83.66	76.72	89.17	76.72
Closing share price	136.21	143.88	116.01	136.21	116.01
Number of common shares outstanding (in millions)
End of period	671.6	648.4	647.3	671.6	647.3
Average basic	658.0	648.4	646.7	653.1	646.6
Average diluted	660.0	650.3	648.1	655.1	647.7
Market capitalization ($ billions)	91.5	93.3	75.1	91.5	75.1
Dividend yield (%)	3.9	3.7	3.7	3.9	3.7
Dividend payout ratio (%)	18.6	30.0	55.5	22.9	42.9
Adjusted dividend payout ratio (%)	41.0	34.1	33.8	37.2	34.2

Financial Measures and Ratios (%) (1)

Return on equity	34.5	21.4	10.2	28.0	13.0
Adjusted return on equity	15.7	18.8	16.7	17.2	16.3
Return on tangible common equity	37.9	23.6	11.8	30.8	15.0
Adjusted return on tangible common equity	17.2	20.7	19.1	18.9	18.7
Efficiency ratio, net of CCPB	36.7	50.3	69.3	42.5	63.0
Adjusted efficiency ratio, net of CCPB	55.6	53.8	56.6	54.7	56.4
Operating leverage, net of CCPB	75.0	13.5	(9.0)	45.3	(0.9)
Adjusted operating leverage, net of CCPB	1.8	4.8	13.1	3.3	9.8
Net interest margin on average earning assets	1.69	1.64	1.59	1.66	1.59
Effective tax rate	25.2	24.7	31.1	25.0	26.2
Adjusted effective tax rate	23.6	23.5	22.1	23.6	22.3
Total PCL-to-average net loans and acceptances	0.04	(0.08)	0.05	(0.02)	0.09
PCL on impaired loans-to-average net loans and acceptances	0.10	0.07	0.13	0.08	0.16
Liquidity coverage ratio (LCR) (3)	129	129	129	129	129
Net stable funding ratio (NSFR) (3)	116	114	119	116	119

Balance Sheet and other information (as at, $ millions, except as noted)

Assets	1,041,565	1,023,172	949,839	1,041,565	949,839
Average earning assets	949,279	972,687	889,555	961,177	891,770
Gross loans and acceptances	517,954	499,568	459,589	517,954	459,589
Net loans and acceptances	515,551	497,163	456,561	515,551	456,561
Deposits	713,714	704,949	657,201	713,714	657,201
Common shareholders’ equity	59,884	54,246	49,666	59,884	49,666
Total risk-weighted assets (4)	342,287	337,652	319,802	342,287	319,802
Assets under administration	677,274	657,974	656,032	677,274	656,032
Assets under management	312,452	332,581	525,230	312,452	525,230

Capital ratios (%) (4)

Common Equity Tier 1 Ratio	16.0	14.1	13.0	16.0	13.0
Tier 1 Capital Ratio	17.5	15.5	14.8	17.5	14.8
Total Capital Ratio	19.7	18.1	16.7	19.7	16.7
Leverage Ratio	5.4	4.7	5.1	5.4	5.1

Foreign Exchange Rates ($)

As at Canadian/U.S. dollar	1.2833	1.2698	1.2279	1.2833	1.2279
Average Canadian/U.S. dollar	1.2665	1.2710	1.2512	1.2688	1.2679

(1)

Adjusted results remove certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, as well as reported ratios calculated net of CCPB and adjusted results, measures and ratios in this table are non-GAAP. For further information refer to the Non-GAAP and Other Financial Measures section and for a composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

We present revenue, efficiency ratio and operating leverage on a basis that is net of CCPB, which reduces the variability in insurance revenue from changes in fair value that are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB.

(3)	LCR and NSFR are disclosed in accordance with the Office of the Superintendent of Financial Institution’s (OSFI’s) Liquidity Adequacy Requirements (LAR) Guideline, as applicable.
(4)	Capital ratios and risk-weighted assets are disclosed in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, as applicable.

BMO Financial Group Second Quarter Report 2022 9

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our unaudited interim consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating businesses, including measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further details on the composition of non-GAAP amounts, measures and ratios, including supplementary financial measures, please refer to the Glossary of Financial Terms.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis, as reconciled in the Revenue section. Measures and ratios presented on a basis net of CCPB are non-GAAP. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Presenting results on a taxable equivalent basis (teb)

We analyze consolidated revenue on a reported basis. In addition, we analyze revenue on a taxable equivalent basis (teb) at the operating group level, consistent with the Canadian peer group. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to an equivalent pre-tax basis. These adjustments are offset in Corporate Services. Presenting results on a teb basis reflects how our operating groups manage their business and is useful to facilitate comparisons of income between taxable and tax-exempt sources. The effective tax rate is also analyzed on a teb basis for consistency of approach, with the offset to operating segment adjustments recorded in Corporate Services.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Presenting results on a U.S. dollar basis

Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on BMO’s U.S. segment are non-GAAP. Please refer to the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results.

We present our U.S. P&C business results, as well as select U.S. segment information for the bank, BMO Wealth Management, BMO Capital Markets and Corporate Services, on a U.S. dollar basis. Presenting these results on a U.S. dollar basis is useful in assessing the underlying performance without the variability caused by changes in foreign exchange rates.

10 BMO Financial Group Second Quarter Report 2022

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q2-2021	YTD-2022	YTD-2021

Reported Results

Revenue	9,318	7,723	6,076	17,041	13,051
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	808	(81)	283	727	(318)
Revenue, net of CCPB	10,126	7,642	6,359	17,768	12,733
Total provision for (recovery of) credit losses	(50)	99	(60)	49	(216)
Non-interest expense	(3,713)	(3,846)	(4,409)	(7,559)	(8,022)
Income before income taxes	6,363	3,895	1,890	10,258	4,495
Provision for income taxes	(1,607)	(962)	(587)	(2,569)	(1,175)
Net income	4,756	2,933	1,303	7,689	3,320
Diluted EPS ($)	7.13	4.43	1.91	11.57	4.93

Adjusting Items Impacting Revenue (Pre-tax)

Impact of divestitures (1)	8	(29)	29	(21)	29
Management of fair value changes on the purchase of Bank of the West (2)	3,555	562	-	4,117	-
Impact of adjusting items on revenue (pre-tax)	3,563	533	29	4,096	29

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs (3)	(37)	(12)	(2)	(49)	(5)
Amortization of acquisition-related intangible assets (4)	(8)	(8)	(24)	(16)	(49)
Impact of divestitures (1)	(18)	3	(800)	(15)	(800)
Impact of adjusting items on non-interest expense (pre-tax)	(63)	(17)	(826)	(80)	(854)
Impact of adjusting items on reported pre-tax income	3,500	516	(797)	4,016	(825)

Adjusting Items Impacting Revenue (After-tax)

Impact of divestitures (1)	6	(29)	22	(23)	22
Management of fair value changes on the purchase of Bank of the West (2)	2,612	413	-	3,025	-
Impact of adjusting items on revenue (after-tax)	2,618	384	22	3,002	22
Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs (3)	(28)	(10)	(2)	(38)	(4)
Amortization of acquisition-related intangible assets (4)	(6)	(6)	(18)	(12)	(37)
Impact of divestitures (1)	(15)	(19)	(794)	(34)	(794)
Impact of adjusting items on non-interest expense (after-tax)	(49)	(35)	(814)	(84)	(835)
Impact of adjusting items on reported net income (after-tax)	2,569	349	(792)	2,918	(813)
Impact on diluted EPS ($)	3.90	0.54	(1.22)	4.45	(1.26)
Adjusted Results

Revenue	5,755	7,190	6,047	12,945	13,022
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	808	(81)	283	727	(318)
Revenue, net of CCPB	6,563	7,109	6,330	13,672	12,704
Total provision for credit losses	(50)	99	(60)	49	(216)
Non-interest expense	(3,650)	(3,829)	(3,583)	(7,479)	(7,168)
Income before income taxes	2,863	3,379	2,687	6,242	5,320
Provision for income taxes	(676)	(795)	(592)	(1,471)	(1,187)
Net income	2,187	2,584	2,095	4,771	4,133
Diluted EPS ($)	3.23	3.89	3.13	7.12	6.19

(1)

Reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore: Q2-2022 reported net income included a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients recorded in revenue and expenses of $15 million ($18 million pre-tax), both related to the sale of our EMEA Asset Management business. Q1-2022 reported net income included a $29 million pre-tax and after-tax loss relating to foreign currency translation reclassified from accumulated other comprehensive income recorded in non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing of the sale of our EMEA Asset Management business. Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) gain on the sale of our Private Banking business, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The gain on the sale was recorded in revenue with the goodwill write-down and divestiture costs recorded in non-interest expense. These amounts were recorded in Corporate Services.

(2)

Reported net income included revenue related to the announced acquisition of Bank of the West: Q2-2022 included $2,612 million ($3,555 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, comprising $3,433 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest trading revenue and $122 million pre-tax interest on a portfolio of primarily U.S. treasury securities recorded in net interest income. Q1-2022 included revenue of $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes, comprising $517 million of pre-tax mark-to-market gains and $45 million pre-tax net interest income. For further information on this acquisition refer to the Significant Events section.

(3)

Acquisition and integration costs related to the announced acquisition of Bank of the West of $26 million ($35 million pre-tax) in Q2-2022 and $7 million ($8 million pre-tax) in Q1-2022 were recorded in non-interest expenses in Corporate Services. Acquisition integration costs related to Clearpool in Q2-2022 and Q1-2022, and acquisition integration costs related to both KGS-Alpha and Clearpool in Q2-2021 are recorded in non-interest expense in BMO Capital Markets. Acquisition integration costs are $2 million ($2 million pre-tax) in Q2-2022, $3 million ($4 million pre-tax) in Q1-2022, and $2 million ($2 million pre-tax) in Q2-2021; $5 million ($6 million pre-tax) for YTD-2022 and $4 million ($5 million pre-tax) for YTD-2021.

(4)

Amortization of acquisition-related intangible assets is recorded in non-interest expense in the related operating group and was $6 million ($8 million pre-tax) in Q2-2022; $6 million ($8 million pre-tax) in Q1-2022, and $18 million ($24 million pre-tax) in Q2-2021; $12 million ($16 million pre-tax) for YTD-2022 and $37 million ($49 million pre-tax) for YTD-2021.

BMO Financial Group Second Quarter Report 2022 11

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (5) (US $ in millions)

Q2-2022

Reported net income (loss)	940	588	1,528	314	448	2,466	4,756	2,656
Acquisition and integration costs (3)	-	-	-	-	2	26	28	23
Amortization of acquisition-related intangible assets (4)	1	1	2	1	3	-	6	4
Impact of divestitures (1)	-	-	-	-	-	9	9	(2)
Management of fair value changes on the purchase of Bank of the West (2)	-	-	-	-	-	(2,612)	(2,612)	(2,062)
Adjusted net income (loss)	941	589	1,530	315	453	(111)	2,187	619

Q1-2022
Reported net income (loss)	1,004	681	1,685	315	705	228	2,933	1,145
Acquisition and integration costs (3)	-	-	-	-	3	7	10	7
Amortization of acquisition-related intangible assets (4)	-	1	1	1	4	-	6	4
Impact of divestitures (1)	-	-	-	-	-	48	48	(40)
Management of fair value changes on the purchase of Bank of the West (2)	-	-	-	-	-	(413)	(413)	(325)
Adjusted net income (loss)	1,004	682	1,686	316	712	(130)	2,584	791
Q2-2021
Reported net income (loss)	777	538	1,315	322	558	(892)	1,303	596
Acquisition and integration costs (3)	-	-	-	-	2	-	2	1
Amortization of acquisition-related intangible assets (4)	1	5	6	7	5	-	18	10
Impact of divestitures (1)	-	-	-	-	-	772	772	20
Adjusted net income (loss)	778	543	1,321	329	565	(120)	2,095	627

YTD-2022

Reported net income (loss)	1,944	1,269	3,213	629	1,153	2,694	7,689	3,801
Acquisition and integration costs (3)	-	-	-	-	5	33	38	30
Amortization of acquisition-related intangible assets (4)	1	2	3	2	7	-	12	8
Impact of divestitures (1)	-	-	-	-	-	57	57	(42)
Management of fair value changes on the purchase of Bank of the West (2)	-	-	-	-	-	(3,025)	(3,025)	(2,387)
Adjusted net income (loss)	1,945	1,271	3,216	631	1,165	(241)	4,771	1,410

YTD-2021

Reported net income (loss)	1,527	1,117	2,644	658	1,036	(1,018)	3,320	1,268
Acquisition and integration costs (3)	-	-	-	-	4	-	4	3
Amortization of acquisition-related intangible assets (4)	1	12	13	15	9	-	37	19
Impact of divestitures (1)	-	-	-	-	-	772	772	20
Adjusted net income (loss)	1,528	1,129	2,657	673	1,049	(246)	4,133	1,310

Refer to footnotes (1) to (4) in the Non-GAAP and other Financial Measures table for details on adjusting items.

(5)	U.S. segment results presented in U.S. dollars are non-GAAP amounts.

Net Revenue, Efficiency Ratio and Operating Leverage

(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q2-2021	YTD-2022	YTD-2021

Reported

Revenue	9,318	7,723	6,076	17,041	13,051
CCPB	(808)	81	(283)	(727)	318
Revenue, net of CCPB	10,126	7,642	6,359	17,768	12,733
Non-interest expense	3,713	3,846	4,409	7,559	8,022
Efficiency ratio (%)	39.9	49.8	72.6	44.4	61.5
Efficiency ratio, net of CCPB (%)	36.7	50.3	69.3	42.5	63.0
Revenue growth (%)	53.4	10.7	15.4	30.6	8.7
Revenue growth, net of CCPB (%)	59.2	19.9	16.4	39.5	10.8
Non-interest expense growth (%)	(15.8)	6.4	25.4	(5.8)	11.7
Operating leverage (%)	69.2	4.3	(10.0)	36.4	(3.0)
Operating leverage, net of CCPB (%)	75.0	13.5	(9.0)	45.3	(0.9)
Adjusted (1)

Revenue	5,755	7,190	6,047	12,945	13,022
Impact of adjusting items on revenue	(3,563)	(533)	(29)	(4,096)	(29)
CCPB	(808)	81	(283)	(727)	318
Revenue, net of CCPB	6,563	7,109	6,330	13,672	12,704
Impact of adjusting items on non-interest expense	(63)	(17)	(826)	(80)	(854)
Non-interest expense	3,650	3,829	3,583	7,479	7,168
Efficiency ratio (%)	63.5	53.2	59.2	57.8	55.0
Efficiency ratio, net of CCPB (%)	55.6	53.8	56.6	54.7	56.4
Revenue growth, net of CCPB (%)	3.7	11.5	15.9	7.6	10.5
Non-interest expense growth (%)	1.9	6.7	2.8	4.3	0.7
Operating Leverage, net of CCPB (%)	1.8	4.8	13.1	3.3	9.8

(1)	Refer to footnotes (1) to (4) in the Non-GAAP and Other Financial Measures table for adjusting items.

12 BMO Financial Group Second Quarter Report 2022

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q2-2021	YTD-2022	YTD-2021
Reported net income	4,756	2,933	1,303	7,689	3,320
Dividends on preferred shares and distributions on other equity instruments	(52)	(55)	(68)	(107)	(124)
Net income available to common shareholders (A)	4,704	2,878	1,235	7,582	3,196
After-tax amortization of acquisition-related intangible assets	6	6	18	12	37
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	4,710	2,884	1,253	7,594	3,233
After-tax impact of other adjusting items (1)	(2,575)	(355)	774	(2,930)	776
Adjusted net income available to common shareholders (C)	2,135	2,529	2,027	4,664	4,009
Average common shareholders’ equity (D)	55,843	53,345	49,812	54,574	49,729
Return on equity (%) (= A/D) (3)	34.5	21.4	10.2	28.0	13.0
Adjusted return on equity (%) (= C/D) (3)	15.7	18.8	16.7	17.2	16.3
Average tangible common equity (E) (2)	51,022	48,431	43,552	49,705	43,341
Return on tangible common equity (%) (= B/E) (3)	37.9	23.6	11.8	30.8	15.0
Adjusted return on tangible common equity (%) (= C/E) (3)	17.2	20.7	19.1	18.9	18.7

(1)	Refer to footnotes (1) to (4) in the Non-GAAP and Other Financial Measures table above.
(2)

Average tangible common equity is average common shareholders’ equity (D above) adjusted for goodwill of $4,943 million in Q2-2022, $5,031 million in Q1-2022, and $6,135 million in Q2-2021; $4,988 million for YTD-2022 and $6,254 million for YTD-2021. Acquisition-related intangible assets of $130 million in Q2-2022, $138 million in Q1-2022, and $392 million in Q2-2021; $134 million for YTD-2022 and $403 million for YTD-2021. Net of related deferred tax liabilities of $252 million in Q2-2022, $255 million in Q1-2022, and $267 million in Q2-2021; $253 million for YTD-2022 and $269 million for YTD-2021.

(3)	Quarterly calculations are on an annualized basis.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed annually.

Return on Equity by Operating Segment

	Q2-2022							Q1-2022	Q2-2021
(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	Total Bank	Total Bank

Reported
Net income available to common shareholders	929	579	1,508	313	438	2,445	4,704	2,878	1,235
Total average common equity	11,710	13,749	25,459	5,307	11,351	13,726	55,843	53,345	49,812
Return on equity (%)	32.5	17.3	24.3	24.2	15.8	na	34.5	21.4	10.2

Adjusted (1)
Net income available to common shareholders	930	580	1,510	314	443	(132)	2,135	2,529	2,027
Total average common equity	11,710	13,749	25,459	5,307	11,351	13,726	55,843	53,345	49,812
Return on equity (%)	32.5	17.3	24.3	24.2	16.0	na	15.7	18.8	16.7

	YTD-2022								YTD-2021
(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank		Total Bank

Reported
Net income available to common shareholders	1,922	1,250	3,172	625	1,133	2,652	7,582		3,196
Total average common equity	11,556	13,707	25,263	5,236	11,211	12,864	54,574		49,729
Return on equity (%)	33.5	18.4	25.3	24.1	20.4	na	28.0		13.0

Adjusted (1)
Net income available to common shareholders	1,923	1,252	3,175	627	1,145	(283)	4,664		4,009
Total average common equity	11,556	13,707	25,263	5,236	11,211	12,864	54,574		49,729
Return on equity (%)	33.6	18.4	25.3	24.2	20.6	na	17.2		16.3

(1)	Refer to footnotes (1) to (4) in the Non-GAAP and Other Financial Measures table for adjusting items.

na – not applicable

BMO Financial Group Second Quarter Report 2022 13

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars decreased relative to the first quarter of 2022 and increased relative to the second quarter of 2021, due to changes in the Canadian/U.S. dollar exchange rate. The exchange rate for YTD-2022 was relatively unchanged from YTD-2021. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during 2022 and 2021. We regularly determine whether to enter into hedging transactions in order to mitigate the impact of foreign exchange rate movements on our net income. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses, provisions for (recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2021 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q2-2022		YTD-2022
(Canadian $ in millions, except as noted)	vs. Q2-2021	vs. Q1-2022	vs. YTD-2021
Canadian/U.S. dollar exchange rate (average)
Current period	1.2665	1.2665	1.2688
Prior period	1.2512	1.2710	1.2679

Effects on U.S. segment reported results
Increased (Decreased) net interest income	17	(6)	3
Increased (Decreased) non-interest revenue	11	(5)	3
Increased (Decreased) revenues	28	(11)	6
Decreased (Increased) provision for credit losses	-	-	-
Decreased (Increased) expenses	17	(5)	3
Decreased (Increased) income taxes	2	(1)	1
Increased (Decreased) reported net income	9	(5)	2
Impact on earnings per share ($)	0.01	(0.01)	-

Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	17	(6)	3
Increased (Decreased) non-interest revenue	11	(3)	1
Increased (Decreased) revenues	28	(9)	4
Decreased (Increased) provision for credit losses	-	-	-
Decreased (Increased) expenses	16	(5)	3
Decreased (Increased) income taxes	2	-	-
Increased (Decreased) adjusted net income	10	(4)	1
Impact on adjusted earnings per share ($)	0.01	(0.01)	-

  Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

Net Income

Q2 2022 vs. Q2 2021

Reported net income was $4,756 million, compared with $1,303 million in the prior year, and adjusted net income was $2,187 million, an increase of $92 million or 4%. Adjusted results in the current quarter excluded the impact of the announced acquisition of Bank of the West, comprising revenue related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill of $2,612 million ($3,555 million pre-tax), as well as acquisition and integration costs of $26 million ($35 million pre-tax). Adjusted results in both periods excluded the impact of divestitures, the amortization of acquisition-related intangible assets, and acquisition and integration costs. Reported EPS was $7.13, compared with $1.91 in the prior year, and adjusted EPS was $3.23, an increase of $0.10 or 3%. The public share offering completed on March 29, 2022 reduced reported EPS by $0.08 and adjusted EPS by $0.04.

The increase in reported results reflected higher revenue related to fair value management actions and lower expenses related to the write-down of goodwill in the prior year. Adjusted results were primarily driven by higher net revenue and a lower provision for credit losses, partially offset by higher expenses. Net income increased in our P&C businesses, and decreased in BMO Capital Markets and in BMO Wealth Management, in part due to the impact of divestitures. On a reported basis, Corporate Services recorded net income in the current quarter, compared with a net loss in the prior year, while adjusted net loss decreased.

Q2 2022 vs. Q1 2022

Reported net income was $4,756 million, an increase of $1,823 million from the prior quarter, and adjusted net income was $2,187 million, compared with $2,584 million. Reported EPS increased $2.70 from $4.43 in prior quarter, and adjusted EPS decreased $0.66 from $3.89.

The increase in reported results reflected higher revenue related to fair value management actions. Adjusted results decreased due to lower revenue and a higher provision for credit losses, partially offset by lower expenses. Net income decreased in our P&C businesses and in BMO Capital Markets, while BMO Wealth Management was relatively unchanged from the prior quarter. Corporate Services recorded higher net income on a reported basis and a lower net loss on an adjusted basis, compared with the prior quarter.

14 BMO Financial Group Second Quarter Report 2022

Q2 YTD 2022 vs. Q2 YTD 2021

Reported net income was $7,689 million, compared with $3,320 million in the prior year, and adjusted net income was $4,771 million, an increase of $638 million or 15%. Adjusting items are noted above. Reported EPS was $11.57, compared with $4.93, and adjusted EPS was $7.12, an increase of $0.93 or 15% from the prior year.

Reported results increased primarily due to higher revenue related to fair value management actions noted above, and lower expenses related to the impact of divestitures. Adjusted results were driven by higher net revenue and a recovery of the provision for credit losses, partially offset by higher expenses. Net income increased in our P&C businesses and in BMO Capital Markets, while BMO Wealth Management decreased, in part due to the impact of divestitures. On a reported basis, Corporate Services recorded net income, compared with a net loss in the prior year, while the adjusted net loss decreased.

For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

Revenue

Q2 2022 vs. Q2 2021

Reported revenue was $9,318 million, compared with $6,076 million in the prior year. Reported revenue, net of CCPB, was $10,126 million, compared with $6,359 million, and adjusted revenue, net of CCPB was $6,563 million, an increase of $233 million or 4% from the prior year. Adjusted net revenue in the current quarter excluded $3,555 million related to fair value management actions and excluded the impact of divestitures in both periods.

Revenue increased in our P&C businesses and in BMO Capital Markets. Revenue decreased in BMO Wealth Management, as higher revenue from good underlying growth in Traditional Wealth was more than offset by the impact of divestitures. Reported revenue in Corporate Services increased from the prior year due to the items noted above, and decreased on an adjusted basis.

Reported net interest income was $3,902 million, an increase of $447 million or 13% from the prior year, and adjusted net interest income was $3,780 million, an increase of $325 million or 9%. Adjusted results excluded $122 million of non-trading net interest income related to fair value management actions. Adjusted non-trading net interest income was $3,373 million, an increase of $367 million or 12%, with growth across all operating groups. Trading-related net interest income was $407 million, a decrease of $42 million or 9%.

Average earning assets were $949.3 billion, an increase of $59.7 billion or 7%, primarily due to loan growth and higher securities balances, partially offset by lower short-term cash balances.

BMO’s overall reported net interest margin of 1.69% increased 10 basis points from the prior year, primarily due to the impact of the adjusting item noted above, growth in higher-margin P&C businesses and lower excess liquidity levels, partially offset by the impact of trading-related activities. Adjusted net interest margin excluding trading-related net interest income and earning assets of 1.73% increased 8 basis points.

Reported non-interest revenue, net of CCPB, was $6,224 million, an increase of $3,320 million from the prior year, and adjusted non-interest revenue, net of CCPB, was $2,783 million, a decrease of $92 million or 3%. Good underlying growth in fee revenue across our businesses and higher trading revenue were more than offset by the impact of divestitures and lower underwriting and advisory revenue.

Gross insurance loss was $673 million, compared with a loss of $163 million in the prior year, primarily due to changes in the fair value of investments. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income and equity assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. The impact of these fair value changes was largely offset by changes in policy benefit liabilities, which are discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Q2 2022 vs. Q1 2022

Reported revenue increased $1,595 million from the prior quarter, and reported revenue, net of CCPB, increased $2,484 million from the prior quarter, driven by the impact of fair value management actions. Adjusted revenue, net of CCPB, decreased $546 million or 8%. Results were impacted by three fewer days in the current quarter.

Revenue decreased in BMO Capital Markets, primarily due to elevated client activity in Global Markets in the prior quarter and lower underwriting and advisory revenue in Investment and Corporate Banking given the current market environment, in our P&C businesses due to lower non-interest revenue and net interest income, and in BMO Wealth Management primarily due to weaker global markets. On a reported basis, revenue in Corporate Services increased due to the adjusting items noted above. On an adjusted basis, Corporate Services revenue decreased from the prior quarter.

Reported net interest income decreased $117 million or 3% from the prior quarter, and adjusted net interest income decreased $194 million or 5%. Adjusted non-trading net interest income decreased $37 million or 1%, primarily driven by three fewer days in the current quarter, partially offset by loan growth. Trading-related net interest income decreased $157 million or 28%.

Average earning assets decreased $23.4 billion or 2%, primarily due to lower short-term cash, partially offset by loan growth.

BMO’s overall reported net interest margin increased 5 basis points, primarily due to the impact of the adjusting item noted above, lower excess liquidity levels and lower low-yielding assets in BMO Capital Markets, partially offset by the impact of trading-related activities. Adjusted net interest margin excluding trading-related net interest income and earning assets increased 5 basis points.

Reported non-interest revenue, net of CCPB, increased $2,601 million from the prior quarter, due to higher trading revenue related to fair value management actions, and adjusted non-interest revenue, net of CCPB, decreased $352 million or 11%, with decreases in most categories.

BMO Financial Group Second Quarter Report 2022 15

Gross insurance revenue decreased $865 million from the prior quarter, primarily due to changes in the fair value of investments. The decrease in insurance revenue was largely offset by changes in CCPB, as discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Q2 YTD 2022 vs. Q2 YTD 2021

Total reported revenue was $17,041 million, an increase of $3,990 million from the prior year. Reported revenue, net of CCPB, was $17,768 million, an increase of $5,035 million from the prior year, and adjusted revenue, net of CCPB, was $13,672 million, an increase of $968 million or 8%.

Revenue increased in our P&C businesses, primarily due to higher net interest income and non-interest revenue, and in BMO Capital Markets, primarily due to higher revenue in Investment and Corporate Banking and higher trading revenue from strong client activity in Global Markets. Revenue decreased in BMO Wealth Management, as good underlying growth in Traditional Wealth was more than offset by the impact of divestitures and lower insurance revenue. On a reported basis, Corporate Services revenue increased from the prior year, while revenue was relatively unchanged on an adjusted basis.

Reported net interest income was $7,921 million, an increase of $888 million or 13% from the prior year, and adjusted net interest income was $7,754 million, an increase of $721 million or 10%. Adjusted non-trading net interest income was $6,783 million, an increase of $677 million or 11%, with growth across all operating groups. Trading-related net interest income was $971 million, an increase of $44 million or 5%.

Average earning assets were $961.2 billion, an increase of $69.4 billion or 8%, primarily due to loan growth and higher securities balances.

BMO’s overall reported net interest margin of 1.66% increased 7 basis points from the prior year, primarily due to growth in higher-margin P&C businesses and the impact of the adjusting item noted above, partially offset by the impact of trading-related activities. Adjusted net interest margin excluding trading-related interest income and earning assets of 1.70% increased 5 basis points.

Adjusted non-interest revenue, net of trading and CCPB, was $5,440 million, relatively unchanged from the prior year.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios, and results presented on a net revenue basis in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

	Net interest income (teb) (1)			Average earning assets (2)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q2-2021	Q2-2022	Q1-2022	Q2-2021	Q2-2022	Q1-2022	Q2-2021
Canadian P&C	1,763	1,787	1,581	272,231	264,764	243,889	266	268	266
U.S. P&C	1,141	1,156	1,055	133,774	131,569	122,996	350	349	351
Personal and Commercial Banking (P&C)	2,904	2,943	2,636	406,005	396,333	366,885	293	295	295
All other operating groups and Corporate Services (3)	998	1,076	819	543,274	576,354	522,670	na	na	na
Total reported	3,902	4,019	3,455	949,279	972,687	889,555	169	164	159
Total adjusted	3,780	3,974	3,455	949,279	972,687	889,555	163	162	159
Trading net interest income and trading assets	407	564	449	149,747	165,915	143,684	na	na	na
Total reported excluding trading net interest income and trading assets	3,495	3,455	3,006	799,532	806,772	745,871	179	170	165
Total adjusted excluding trading net interest income and trading assets	3,373	3,410	3,006	799,532	806,772	745,871	173	168	165
U.S. P&C (US$ in millions)	900	910	843	105,628	103,525	98,296	350	349	351

	Net interest income (teb) (1)			Average earning assets (2)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	YTD-2022		YTD-2021	YTD-2022		YTD-2021	YTD-2022		YTD-2021
Canadian P&C	3,550		3,189	268,435		241,799	267		266
U.S. P&C	2,297		2,146	132,654		123,207	349		351
Personal and Commercial Banking (P&C)	5,847		5,335	401,089		365,006	294		295
All other operating groups and Corporate Services (3)	2,074		1,698	560,088		526,764	na		na
Total reported	7,921		7,033	961,177		891,770	166		159
Total adjusted	7,754		7,033	961,177		891,770	163		159
Trading net interest income and trading assets	971		927	157,965		144,555	na		na
Total reported excluding trading net interest income and trading assets	6,950		6,106	803,212		747,215	175		165
Total adjusted excluding trading net interest income and trading assets	6,783		6,106	803,212		747,215	170		165
U.S. P&C (US$ in millions)	1,810		1,693	104,559		97,190	349		351

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income and is non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures and How BMO Reports Operating Group Results sections.

(3)

Average earning assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period.

(4)	For further information on net interest income for these other operating groups and Corporate Services, refer to the Review of Operating Groups’ Performance section.

na – not applicable

16 BMO Financial Group Second Quarter Report 2022

Total Provision for Credit Losses

Q2 2022 vs. Q2 2021

Total provision for credit losses was $50 million, a decrease of $10 million from $60 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 4 basis points, compared with 5 basis points in the prior year. The provision for credit losses on impaired loans was $120 million, a decrease of $35 million from $155 million in the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 10 basis points, compared with 13 basis points in the prior year. There was a $70 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $95 million in the prior year. The recovery in the current quarter reflected reduced uncertainty as a result of the improving pandemic environment, portfolio credit improvement and model changes, partially offset by a deteriorating economic outlook, increased adverse scenario weight and portfolio growth. The prior year largely reflected positive credit migration and an improving economic outlook, partially offset by a more severe adverse scenario.

Q2 2022 vs. Q1 2022

Total provision for credit losses was $50 million, compared with a recovery of the provision for credit losses of $99 million in the prior quarter. The total provision of credit losses as a percentage of average net loans and acceptances ratio was 4 basis points, compared with a recovery of the provision for credit losses ratio of 8 basis points in the prior quarter. The provision for credit losses on impaired loans increased $34 million from the prior quarter, largely due to a higher provision for credit losses in U.S. P&C and BMO Capital Markets, partially offset by lower provisions in Canadian P&C. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 10 basis points, compared with 7 basis points in the prior quarter. There was a $70 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $185 million recovery in the prior quarter. The recovery in the current quarter largely reflected reduced uncertainty as a result of the improving pandemic environment, portfolio credit improvement and model changes, partially offset by a deteriorating economic outlook, increased adverse scenario weight and portfolio growth. The prior quarter largely reflected reduced uncertainty on future credit conditions and positive credit migration, partially offset by balance growth and changes in economic outlook.

Q2 YTD 2022 vs. Q2 YTD 2021

Total recovery of the provision for credit losses was $49 million, compared with a provision for credit losses of $216 million in the prior year. The total recovery of the provision for credit losses ratio was 2 basis points, compared with a provision for credit losses ratio of 9 basis points in the prior year. The provision for credit losses on impaired loans was $206 million, a decrease of $164 million from the prior year, largely due to lower provisions in Canadian P&C and BMO Capital Markets, partially offset by higher provisions in U.S. P&C. The provision for credit losses on impaired loans ratio was 8 basis points, compared with 16 basis points in the prior year. There was a $255 million recovery of the provision for credit losses on performing loans in the current year, compared with a $154 million recovery in the prior year. The recovery in the prior year was primarily driven by an improving economic outlook and positive credit migration, partially offset by the uncertain environment on future credit conditions, including adoption of an adverse scenario weight in the first quarter, a more severe adverse scenario in the second quarter, and portfolio growth. The current year largely reflected reduced uncertainty as a result of the improving pandemic environment and portfolio credit improvement, partially offset by a deteriorating economic outlook, adoption of a higher adverse scenario weight during the quarter and portfolio growth.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank

Q2-2022

Provision for (recovery of) credit losses on impaired loans	86	35	121	-	1	(2)	120
Provision for (recovery of) credit losses on performing loans	(32)	(74)	(106)	1	32	3	(70)
Total provision for (recovery of) credit losses	54	(39)	15	1	33	1	50

Q1-2022

Provision for (recovery of) credit losses on impaired loans	100	3	103	-	(16)	(1)	86
Provision for (recovery of) credit losses on performing loans	(76)	(77)	(153)	4	(35)	(1)	(185)
Total provision for (recovery of) credit losses	24	(74)	(50)	4	(51)	(2)	(99)

Q2-2021

Provision for (recovery of) credit losses on impaired loans	154	6	160	2	(6)	(1)	155
Provision for (recovery of) credit losses on performing loans	(13)	(29)	(42)	(4)	(49)	-	(95)
Total provision for (recovery of) credit losses	141	(23)	118	(2)	(55)	(1)	60

YTD-2022

Provision for (recovery of) credit losses on impaired loans	186	38	224	-	(15)	(3)	206
Provision for (recovery of) credit losses on performing loans	(108)	(151)	(259)	5	(3)	2	(255)
Total provision for (recovery of) credit losses	78	(113)	(35)	5	(18)	(1)	(49)

YTD-2021

Provision for (recovery of) credit losses on impaired loans	304	26	330	3	39	(2)	370
Provision for (recovery of) credit losses on performing loans	(15)	(80)	(95)	(8)	(51)	-	(154)
Total provision for (recovery of) credit losses	289	(54)	235	(5)	(12)	(2)	216

BMO Financial Group Second Quarter Report 2022 17

Provision for Credit Losses Performance Ratios

	Q2-2022	Q1-2022	Q2-2021	YTD-2022	YTD-2021
Total PCL-to-average net loans and acceptances (annualized) (%)	0.04	(0.08)	0.05	(0.02)	0.09
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.10	0.07	0.13	0.08	0.16

Impaired Loans

Total gross impaired loans (GIL) were $2,123 million, compared with $3,000 million in the prior year, with the largest decrease in impaired loans attributable to the oil and gas industry. GIL decreased $96 million from $2,219 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $333 million, compared with $425 million in the prior year and $462 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q2-2021	YTD-2022	YTD-2021
GIL, beginning of period	2,219	2,169	3,442	2,169	3,638
Classified as impaired during the period	333	462	425	795	1,090
Transferred to not impaired during the period	(132)	(134)	(193)	(266)	(375)
Net repayments	(221)	(226)	(459)	(447)	(861)
Amounts written-off	(74)	(78)	(140)	(152)	(319)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(11)	-	-	(11)	(14)
Foreign exchange and other movements	9	26	(75)	35	(159)
GIL, end of period	2,123	2,219	3,000	2,123	3,000
GIL to gross loans and acceptances (%)	0.41	0.44	0.65	0.41	0.65

(1)	GIL excluded purchased credit impaired loans.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were negative $808 million, compared with negative $283 million in the prior year. Results decreased, largely due to changes in the fair value of policy benefit liabilities. CCPB decreased $889 million from the prior quarter, due to changes in the fair value of policy benefit liabilities. These changes were largely offset in insurance revenue.

Non-Interest Expense

Q2 2022 vs. Q2 2021

Reported non-interest expense was $3,713 million, a decrease of $696 million or 16% from the prior year, and adjusted non-interest expense was $3,650 million, an increase of $67 million or 2%. Adjusted non-interest expense in both periods excluded the impact of divestitures, the amortization of acquisition-related intangible assets and acquisition and integration costs. The decrease in reported expenses reflected the write-down of goodwill in the prior year. The increase in adjusted expenses was primarily due to higher employee-related costs, including performance-based costs, as well as higher computer and equipment costs and professional fees, partially offset by divestitures.

The reported gross efficiency ratio was 39.9%, compared with 72.6% in the prior year. On a net revenue basis(1), the reported efficiency ratio was 36.7%, compared with 69.3% in the prior year, and the adjusted efficiency ratio was 55.6%, compared with 56.6% in the prior year.

Reported gross operating leverage was positive 69.2%. On a net revenue basis, reported operating leverage was positive 75.0% and adjusted operating leverage was positive 1.8%.

Q2 2022 vs. Q1 2022

Reported non-interest expense was $3,713 million, a decrease of $133 million or 3% from the prior quarter, and adjusted non-interest expense was $3,650 million, a decrease of $179 million or 5%. Adjusted non-interest expense in the current quarter excluded the items noted above. The decrease in reported and adjusted expenses was primarily due to lower employee-related costs, driven by stock-based compensation for employees eligible to retire that are expensed in the first quarter of each year and the seasonality of benefits, as well as the impact of three fewer days in the current quarter.

The reported gross efficiency ratio was 39.9%, compared with 49.8% in the prior quarter. On a net revenue basis, the reported efficiency ratio was 36.7%, compared with 50.3% in the prior quarter, and the adjusted efficiency ratio was 55.6%, compared with 53.8% in the prior quarter.

(1)	This ratio is calculated using revenue and non-interest expense. For further discussion of Revenue, refer to the Revenue section.

18 BMO Financial Group Second Quarter Report 2022

Q2 YTD 2022 vs. Q2 YTD 2021

Year-to-date reported non-interest expense was $7,559 million, a decrease of $463 million or 6% from the prior year, primarily due to the write-down of goodwill in the prior year, and adjusted non-interest expense was $7,479 million, an increase of $311 million or 4%. The increase was driven by higher employee-related costs, including performance-based costs, as well as higher computer and equipment costs, advertising and business development costs, and professional fees, partially offset by divestitures.

The reported efficiency ratio was 44.4%, compared with 61.5% in the prior year, and was 42.5% on a net revenue basis, compared with 63.0% in the prior year. The adjusted efficiency ratio on a net revenue basis was 54.7%, compared with 56.4% in the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

Provision for Income Taxes

The provision for income taxes was $1,607 million, an increase of $1,020 million from the second quarter of 2021, and an increase of $645 million from the first quarter of 2022. The effective tax rate for the current quarter was 25.2%, compared with 31.1% in the second quarter of 2021 and 24.7% in the first quarter of 2022.

The adjusted provision for income taxes was $676 million, an increase of $84 million from the second quarter of 2021, and a decrease of $119 million from the first quarter of 2022. The adjusted effective tax rate was 23.6% in the current quarter, compared with 22.1% in the second quarter of 2021 and 23.5% in the first quarter of 2022. The higher effective tax rate in the prior year is primarily due to the write-down of goodwill related to the sale of our EMEA Asset Management business in the prior year. The lower adjusted effective tax rate in the prior year is primarily due to earnings mix, including the impact of higher tax-exempt income from securities in the prior year.

For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes section, refer to the Non-GAAP and Other Financial Measures section.

Balance Sheet

(Canadian $ in millions)	As at April 30, 2022	As at October 31, 2021

Assets

Cash and interest bearing deposits with banks	77,990	101,564
Securities	254,068	232,849
Securities borrowed or purchased under resale agreements	106,800	107,382
Net Loans and Acceptances	515,551	472,283
Derivative instruments	45,820	36,713
Other assets	41,336	37,384
Total assets	1,041,565	988,175

Liabilities and Equity

Deposits	713,714	685,631
Derivative instruments	41,763	30,815
Securities lent or sold under repurchase agreements	96,798	97,556
Other liabilities	115,462	109,757
Subordinated debt	8,236	6,893
Equity	65,592	57,523
Total liabilities and equity	1,041,565	988,175

Total assets were $1,041.6 billion as at April 30, 2022, an increase of $53.4 billion from October 31, 2021. The stronger U.S. dollar increased assets by $16.4 billion, excluding the impact on derivative financial assets.

Cash and cash equivalents and interest bearing deposits with banks decreased $23.6 billion, due to lower balances held with central banks. Treasury reduced central bank cash balances and used the proceeds to purchase U.S. treasury securities, as part of our fair value management actions related to the announced acquisition of Bank of the West. Refer to the Significant Events section for further information on the fair value management actions.

Securities increased $21.2 billion, due to the fair value management actions noted above and the impact of the stronger U.S. dollar, partially offset by lower client activity in BMO Capital Markets.

Securities borrowed or purchased under resale agreements decreased $0.6 billion, driven by lower client activity in BMO Capital Markets and treasury activities in Corporate Services, partially offset by the impact of the stronger U.S. dollar.

Net loans and acceptances increased $43.3 billion. Business and government loans and acceptances increased $34.2 billion, reflecting growth across all operating groups and the impact of the stronger U.S. dollar. Consumer instalment and other personal loans increased $4.7 billion, due to growth in Canadian P&C and BMO Wealth Management. Residential mortgages increased $3.9 billion, primarily due to growth in Canadian P&C.

Derivative financial assets increased $9.1 billion, primarily due to an increase in the value of client-driven trading derivatives in BMO Capital Markets, with increases in the fair value of equity, commodities, foreign exchange and interest rate contracts.

Other assets increased $4.0 billion, primarily due to higher cash collateral balances posted with counterparties, the impact of the stronger U.S. dollar and an increase in the value of the pension asset, partially offset by the write-down of goodwill related to the sale of our EMEA Asset Management business.

BMO Financial Group Second Quarter Report 2022 19

Liabilities increased $45.3 billion from October 31, 2021. The stronger U.S. dollar increased liabilities by $15.9 billion, excluding the impact on derivative financial liabilities.

Deposits increased $28.1 billion, primarily due to the impact of the stronger U.S. dollar, higher wholesale funding balances to fund customer loan growth and growth in customer deposits in Canadian P&C and BMO Wealth Management, partially offset by lower customer deposits in BMO Capital Markets and lower source currency customer deposits in U.S. P&C.

Derivative financial liabilities increased $10.9 billion, primarily due to an increase in the value of client-driven trading derivatives in BMO Capital Markets, with increases in the fair value of interest rate, commodities, equity and foreign exchange contracts.

Securities lent or sold under repurchase agreements decreased $0.8 billion, primarily driven by lower client activity in BMO Capital Markets partially offset by treasury activities in Corporate Services, and the impact of the stronger U.S. dollar.

Other liabilities increased $5.7 billion, driven by an increase in securities sold but not yet purchased due to client activity in BMO Capital Markets, higher secured funding in Treasury and the stronger U.S. dollar, partially offset by lower insurance-related liabilities, lower cash collateral received on over-the-counter derivatives and lower acceptances.

Subordinated debt increased $1.3 billion, primarily due to a new issuance in the first quarter.

Equity increased $8.1 billion from October 31, 2021, primarily due to higher retained earnings and new common share issuance, partially offset by a decrease in accumulated other comprehensive income. Retained earnings increased $5.8 billion, as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments. Common shares increased $3.4 billion, as a result of the public offering of shares in connection with the announced acquisition of Bank of the West and shares issued under the dividend reinvestment plan. Accumulated other comprehensive income decreased $1.3 billion, primarily due to the impact of higher interest rates on cash flow hedges, partially offset by the impact of the stronger U.S. dollar on the translation of net foreign operations, an improvement in the position of our pension and other employee future benefit plans, due to the impact of higher interest rates on the pension liability, and gains on remeasurement of own credit risk on financial liabilities designated at fair value.

Contractual obligations by year of maturity are outlined in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments table in the Risk Management section.

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2021 Annual Report.

Second Quarter 2022 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 16.0% as at April 30, 2022, an increase from 14.1% at the end of the first quarter of 2022, driven by the $3.1 billion public offering of common shares, the benefit from fair value management actions related to the announced acquisition of Bank of the West, strong internal capital generation, and common shares issued from Treasury under the shareholder dividend reinvestment and share purchase plan, partially offset by higher risk-weighted assets (RWA). Refer to the Significant Events section for further information on the fair value management actions.

CET1 Capital was $54.8 billion as at April 30, 2022, an increase from $47.6 billion as at January 31, 2022, primarily due to the common share issuance, the benefit from fair value management actions noted above and earnings for the current quarter.

The bank is subject to a capital floor as prescribed in the Capital Adequacy Requirements (CAR) Guideline of the Office of the Superintendent of Financial Institution’s Office (OSFI). In calculating regulatory capital ratios, there is a requirement to increase total RWA when a capital floor amount calculated under the standardized approach is higher than a similar calculation using the more risk-sensitive advanced approach rules. The capital floor became operative for BMO in the second quarter of 2022, and a floor adjustment of $7.8 billion was reflected in our RWA as at April 30, 2022.

RWA were $342.3 billion as at April 30, 2022, an increase from $337.7 billion as at January 31, 2022, including the capital floor adjustment. Excluding the capital floor, RWA were lower as increased asset size, primarily from lending growth, was more than offset by positive asset quality changes and the benefit from risk transfer transactions.

The bank’s Tier 1 and Total Capital Ratios were 17.5% and 19.7%, respectively, as at April 30, 2022, compared with 15.5% and 18.1%, respectively, as at January 31, 2022. The Tier 1 Capital Ratio was higher than the prior quarter, primarily due to the factors impacting the CET1 Ratio and the issuance of $750 million Limited Recourse Capital Notes, Series 2, partially offset by the announced preferred share redemption. The Total Capital Ratio was higher due to the factors impacting the Tier 1 Capital Ratio, partially offset by the announced subordinated notes redemption.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We may manage the impact of foreign exchange movements on our capital ratios, both based on the current balance sheet and in anticipation of impacts from the announced acquisition of Bank of the West, and did so during the current quarter. Any such activities could also impact our book value and return on equity.

Our Leverage Ratio was 5.4% as at April 30, 2022, an increase from 4.7% at the end of the first quarter of 2022, driven by higher Tier 1 Capital.

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 30.7% and 9.5%, respectively, as at April 30, 2022, compared with 28.7% and 8.7%, respectively, as at January 31, 2022.

20 BMO Financial Group Second Quarter Report 2022

Regulatory Capital Developments

On January 31, 2022, OSFI announced the revised capital, leverage, liquidity and disclosure requirements reflecting the domestic implementation of the final Basel III banking reforms. Most of these revised rules will take effect in the second quarter of 2023, with those related to market risk and credit valuation adjustment risk taking effect in 2024.

On December 10, 2021, OSFI announced that the Domestic Stability Buffer (DSB) will remain at 2.50% of total RWA.

Effective November 4, 2021, OSFI announced that institutions may resume regular dividend increases and common share repurchases that have been restricted since March 13, 2020.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2021 Annual Report for a more detailed discussion of regulatory developments, as well as a summary of the modifications to capital requirements announced by OSFI in 2020 to address the market disruption posed by the COVID-19 pandemic. For those that are temporary in nature, OSFI will continue to closely monitor the economic and financial outlook and provide guidance on the unwinding of the modifications.

Regulatory Capital and TLAC

Regulatory capital requirements for BMO are determined in accordance with OSFI’s CAR Guideline, which is based on the capital standards developed by the Basel Committee on Banking Supervision. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information see the Enterprise-Wide Capital Management section of BMO’s 2021 Annual Report.

OSFI’s capital and TLAC requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at April 30, 2022
Common Equity Tier 1 Ratio	4.5%	3.5%	2.5%	10.5%	16.0%
Tier 1 Capital Ratio	6.0%	3.5%	2.5%	12.0%	17.5%
Total Capital Ratio	8.0%	3.5%	2.5%	14.0%	19.7%
TLAC Ratio (3)	18.0%	3.5%	2.5%	24.0%	30.7%
Leverage Ratio	3.0%	na	na	3.0%	5.4%
TLAC Leverage Ratio (3)	6.75%	na	na	6.75%	9.5%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for domestic systemically important banks (D-SIBs) and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the second quarter of 2022). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is currently set at 2.5% as at April 30, 2022. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions.

(3)	Effective November 1, 2021.

  na – not applicable

Regulatory Capital and TLAC Position (1)

(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q4-2021
Gross common equity (1)	59,884	54,246	51,965
Regulatory adjustments applied to common equity	(5,109)	(6,636)	(7,474)
Common Equity Tier 1 Capital (CET1)	54,775	47,610	44,491
Additional Tier 1 eligible capital (2)	5,208	4,958	5,558
Regulatory adjustments applied to Tier 1	(84)	(87)	(83)
Additional Tier 1 Capital (AT1)	5,124	4,871	5,475
Tier 1 Capital (T1 = CET1 + AT1)	59,899	52,481	49,966
Tier 2 eligible capital (3)	7,490	8,619	7,286
Regulatory adjustments applied to Tier 2	(51)	(50)	(51)
Tier 2 Capital (T2)	7,439	8,569	7,235
Total Capital (TC = T1 + T2)	67,338	61,050	57,201
Other TLAC instruments (4)	37,889	35,909	33,238
Adjustments applied to Other TLAC	(87)	(70)	(86)
Other TLAC available after adjustments	37,802	35,839	33,152
TLAC	105,140	96,889	90,353
Risk-Weighted Assets (5)	342,287	337,652	325,433
Leverage Ratio Exposures	1,111,094	1,115,676	976,690
Capital ratios (%)
CET1 Ratio	16.0	14.1	13.7
Tier 1 Capital Ratio	17.5	15.5	15.4
Total Capital Ratio	19.7	18.1	17.6
TLAC Ratio	30.7	28.7	27.8
Leverage Ratio	5.4	4.7	5.1
TLAC Leverage Ratio	9.5	8.7	9.3

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)	Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)	For institutions using advanced approach for credit risk, there is a capital floor as prescribed in OSFI’s CAR Guideline. The floor was operative in Q2 2022.

BMO Financial Group Second Quarter Report 2022 21

Outstanding Shares and Securities Convertible into Common Shares (1)

As at April 30, 2022	Number of shares or dollar amount (in millions)
Common shares (2)	671.6
Class B Preferred shares*
Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 40	$500
Series 42	$400
Series 44	$400
Series 46	$350
Other Equity Instruments*
4.800% Additional Tier 1 Capital Notes	US$500
4.300% Limited Recourse Capital Notes, Series 1 (LRCNs)	$1,250
5.625% Limited Recourse Capital Notes, Series 2 (LRCNs) 2 LRCNs)	$750
Medium-Term Notes*
Series I - Second Tranche	$850
3.803% Subordinated Notes due 2032	US$1,250
4.338% Subordinated Notes due 2028	US$850
Series J - First Tranche	$1,000
Series J - Second Tranche	$1,250
Series K – First Tranche	$1,000
3.088% Subordinated Notes due 2037	US$1,250
Stock options
Vested	2.8
Non-vested	3.3

* Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the Preferred Shares Series 48 and Preferred Shares Series 49 for Series 1 and Series 2 LRCNs, respectively, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.

(1)

Details on the Medium-Term Notes are outlined in Note 15 to the audited consolidated financial statements of BMO’s 2021 Annual Report. Details on share capital and Other Equity Instruments are outlined in Note 5 to the unaudited interim consolidated financial statements and Note 16 to the audited annual consolidated financial statements of BMO’s 2021 Annual Report.

(2)	Common Shares included 119,614 treasury shares.

Other Capital Developments

During the quarter, 2,389,700 common shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. On March 29, 2022, we completed a public offering of 20,843,750 common shares for $3,106 million to finance a portion of the purchase price for the announced acquisition of Bank of the West.

On April 28, 2022, we announced our intention to redeem all of our outstanding $850 million subordinated debentures, Series I Medium-Term Notes Second Tranche (non-viability contingent capital (NVCC)) at par, together with accrued and unpaid interest to, but excluding, the redemption date on June 1, 2022.

On April 22, 2022, we announced our intention to redeem all of our outstanding 20 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 40 (NVCC) for an aggregate total of $500 million on May 25, 2022.

On February 25, 2022, we redeemed all of our outstanding 24 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 38 (NVCC) for an aggregate total of $600 million.

On January 10, 2022, we completed our U.S. public offering of US$1.25 billion of 3.088% Subordinated Notes (NVCC), due in 2037, through our U.S. Medium-Term Note Program.

On December 3, 2021, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange, to purchase for cancellation up to 22.5 million of its common shares under a normal course issuer bid. Together with the announcement of the acquisition of Bank of the West, we noted that we would not proceed with establishing a normal course issuer bid and do not expect to repurchase shares prior to the closing of the acquisition.

Under Canada’s Bank Recapitalization (Bail-In) Regime, eligible senior debt issued on or after September 23, 2018, is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in debt into common shares. This statutory conversion supplements NVCC instruments, which must be converted in full, prior to the conversion of bail-in debt.

If an NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.6 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

22 BMO Financial Group Second Quarter Report 2022

Dividends

On May 25, 2022, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.39 per share, up $0.06 from the prior quarter, and an increase of $0.33 or 31% from the prior year. The dividend is payable on August 26, 2022 to shareholders of record on August 2, 2022. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”).

On January 10, 2022, we announced the offering of a 2% discount on the common shares issued from treasury under the dividend reinvestment feature of its Plan. Commencing with the common share dividend declared for the first quarter of 2022, and subsequently until further notice, common shares under the Plan will be issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the Plan. The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the Plan.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations within Corporate Services. Operating segment results include treasury-related allocations in revenue, non-interest expense allocations from Corporate Units and Technology and Operations (T&O) and allocated capital.

BMO employs funds transfer pricing and liquidity transfer pricing between Treasury and the operating segments to assign the appropriate cost and credit to funds for the appropriate pricing of loans and deposits, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements and facilitate the management of interest rate risk and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually, to align with our interest rate, liquidity, and funding risk management practices.

The costs of Corporate Units and Technology and Operations services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses that are not directly attributable to a specific operating segment are allocated across the operating segments, reasonably reflective of the level of support provided to each operating segment. We review these expense allocation methodologies periodically.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed annually.

Periodically, certain lines of business and units within our organizational structure are realigned to support our strategic priorities. Effective the first quarter of 2022, business banking loans, deposits and revenue have been reclassified from Commercial Banking to Personal and Business Banking within Canadian P&C, to align with our organizational structure. In addition, certain expense allocations were updated to better align with current experience. Prior periods have been reclassified to conform with current period’s presentation.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent pre-tax basis in order to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the segment teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C) (1)

(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q2-2021	YTD-2022	YTD-2021
Net interest income (teb) (2)	2,904	2,943	2,636	5,847	5,335
Non-interest revenue	935	983	873	1,918	1,683
Total revenue (teb)	3,839	3,926	3,509	7,765	7,018
Provision for credit losses on impaired loans	121	103	160	224	330
Provision for (recovery of) credit losses on performing loans	(106)	(153)	(42)	(259)	(95)
Total provision for (recovery of) credit losses	15	(50)	118	(35)	235
Non-interest expense	1,785	1,736	1,639	3,521	3,264
Income before income taxes	2,039	2,240	1,752	4,279	3,519
Provision for income taxes (teb)	511	555	437	1,066	875
Reported net income	1,528	1,685	1,315	3,213	2,644
Amortization of acquisition-related intangible assets (3)	2	1	6	3	13
Adjusted net income	1,530	1,686	1,321	3,216	2,657

(1)	Adjusted results and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis amounts of $5 million in Q2-2022, $6 million in both Q1-2022 and Q2-2021; $11 million for YTD-2022 and $12 million for YTD-2021 are recorded in net interest income.
(3)

Amortization of acquisition-related intangible assets pre-tax amounts for Total P&C of $2 million in both Q2-2022 and Q1-2022, and $8 million in Q2-2021; $4 million for YTD-2022 and $17 million for YTD-2021 are recorded in non-interest expense.

BMO Financial Group Second Quarter Report 2022 23

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,528 million, an increase of $213 million or 16% from the prior year. These operating segments are reviewed separately in the sections that follow.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

Canadian Personal and Commercial Banking (Canadian P&C) (1)

(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q2-2021	YTD-2022	YTD-2021
Net interest income	1,763	1,787	1,581	3,550	3,189
Non-interest revenue	622	620	562	1,242	1,053
Total revenue	2,385	2,407	2,143	4,792	4,242
Provision for credit losses on impaired loans	86	100	154	186	304
Provision for (recovery of) credit losses on performing loans	(32)	(76)	(13)	(108)	(15)
Total provision for credit losses	54	24	141	78	289
Non-interest expense	1,060	1,024	955	2,084	1,891
Income before income taxes	1,271	1,359	1,047	2,630	2,062
Provision for income taxes	331	355	270	686	535
Reported net income	940	1,004	777	1,944	1,527
Amortization of acquisition-related intangible assets (2)	1	-	1	1	1
Adjusted net income	941	1,004	778	1,945	1,528
Adjusted non-interest expense	1,059	1,024	954	2,083	1,890
Personal and Business Banking revenue	1,657	1,677	1,509	3,334	2,994
Commercial Banking revenue	728	730	634	1,458	1,248
Net income growth (%)	20.9	33.9	116.7	27.3	44.5
Revenue growth (%)	11.3	14.7	9.4	13.0	4.9
Non-interest expense growth (%)	11.1	9.3	(2.4)	10.3	(3.9)
Adjusted non-interest expense growth (%)	11.1	9.4	(2.4)	10.3	(3.9)
Return on equity (%) (3)	32.5	34.5	28.2	33.5	27.3
Adjusted return on equity (%) (3)	32.5	34.6	28.3	33.6	27.3
Operating leverage (%)	0.2	5.4	11.8	2.7	8.8
Adjusted operating leverage (%)	0.2	5.3	11.8	2.7	8.8
Efficiency ratio (%)	44.5	42.5	44.6	43.5	44.6
Net interest margin on average earning assets (%)	2.66	2.68	2.66	2.67	2.66
Average earning assets	272,231	264,764	243,889	268,435	241,799
Average gross loans and acceptances	284,717	277,068	257,884	280,828	255,791
Average deposits	237,565	236,430	222,787	236,988	221,346

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Amortization of acquisition-related intangible assets pre-tax amounts of $1 million in Q2-2022, $nil in Q1-2022, and $1 million in Q2-2021; $1 million for both YTD-2022 and YTD-2021 are recorded in non-interest expense.

(3)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q2 2022 vs. Q2 2021

Canadian P&C reported net income was $940 million, an increase of $163 million or 21% from the prior year.

Total revenue was $2,385 million, an increase of $242 million or 11% from the prior year. Net interest income increased $182 million or 11%, due to higher loan and deposit balances. Non-interest revenue increased $60 million or 11% with increases across most categories. Net interest margin of 2.66% remained unchanged from the prior year.

Personal and Business Banking revenue increased $148 million or 10%, and Commercial Banking revenue increased $94 million or 15%, both due to higher net interest income and higher non-interest revenue.

Total provision for credit losses was $54 million, a decrease of $87 million from the prior year. The provision for credit losses on impaired loans was $86 million, a decrease of $68 million, due to lower Commercial Banking and Personal and Business Banking provisions. There was a $32 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $13 million in the prior year.

Non-interest expense was $1,060 million, an increase of $105 million or 11% from the prior year, reflecting investments in the business, including higher sales force and technology costs.

Average gross loans and acceptances increased $26.8 billion or 10% from the prior year to $284.7 billion. Personal and Business Banking loan balances increased 9%, and Commercial Banking loan balances and credit card balances both increased 13%. Average deposits increased $14.8 billion or 7% to $237.6 billion. Commercial Banking deposits increased 11% and Personal and Business Banking deposits increased 4%, with strong growth in chequing and savings account deposits, partially offset by a decline in term deposits.

24 BMO Financial Group Second Quarter Report 2022

Q2 2022 vs. Q1 2022

Reported net income decreased $64 million or 6% from the prior quarter.

Total revenue was $2,385 million, a decrease of $22 million or 1% from the prior quarter. Net interest income decreased $24 million or 1%, due to the impact of three fewer days in the current quarter and lower loan margins, partially offset by higher deposit margins and higher loan and deposit balances. Non-interest revenue was relatively unchanged. Net interest margin of 2.66% decreased 2 basis points from the prior quarter, primarily driven by loans growing faster than deposits as higher deposit margins were offset by lower loan margins.

Personal and Business Banking revenue decreased $20 million or 1%, due to lower net interest income, partially offset by higher non-interest revenue. Commercial Banking revenue was relatively unchanged, with lower non-interest revenue largely offset by higher net interest income.

Total provision for credit losses was $54 million, an increase of $30 million from the prior quarter. The provision for credit losses on impaired loans decreased $14 million, due to lower Commercial Banking provisions. There was a $32 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $76 million in the prior quarter.

Non-interest expense increased $36 million or 4% from the prior quarter, reflecting higher employee-related and technology costs.

Average gross loans and acceptances increased $7.6 billion or 3% from the prior quarter. Personal and Business Banking loan balances increased 1% and Commercial Banking loan balances increased 6%, while credit card balances were relatively unchanged. Average deposits increased $1.1 billion from the prior quarter. Commercial Banking deposits increased 1%, while Personal and Business Banking deposits were relatively unchanged.

Q2 YTD 2022 vs. Q2 YTD 2021

Reported net income was $1,944 million, an increase of $417 million or 27% from the prior year.

Total revenue was $4,792 million, an increase of $550 million or 13% from the prior year. Net interest income increased $361 million or 11%, due to higher loan and deposit balances and higher deposit margins, partially offset by lower loan margins. Non-interest revenue increased $189 million or 18% with increases across most categories, including higher card-related revenue and higher deposit fees. Net interest margin of 2.67% increased 1 basis point from the prior year.

Personal and Business Banking revenue increased $340 million or 11%, and Commercial Banking revenue increased $210 million or 17%, both due to higher net interest income and higher non-interest revenue.

Total provision for credit losses was $78 million, a decrease of $211 million from the prior year. The provision for credit losses on impaired loans was $186 million, a decrease of $118 million, due to lower Commercial Banking and Personal and Business Banking provisions. There was a $108 million recovery of the provision for credit losses on performing loans in the current year, compared with a recovery of $15 million in the prior year.

Non-interest expense increased $193 million or 10% from the prior year, reflecting investments in the business, including higher sales force and technology costs.

Average gross loans and acceptances increased $25.0 billion or 10% from the prior year. Personal and Business Banking loan balances increased 9%, Commercial Banking loan balances increased 12% and credit card balances increased 10%. Average deposits increased $15.6 billion or 7%, with 13% growth in Commercial Banking deposits and a 4% increase in Personal and Business Banking deposits, as continued strong growth in chequing and savings account deposits was partially offset by a decline in term deposits.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

BMO Financial Group Second Quarter Report 2022 25

U.S. Personal and Commercial Banking (U.S. P&C) (1)

(Canadian $ equivalent in millions)	Q2-2022	Q1-2022	Q2-2021	YTD-2022	YTD-2021
Net interest income (teb) (2)	1,141	1,156	1,055	2,297	2,146
Non-interest revenue	313	363	311	676	630
Total revenue (teb)	1,454	1,519	1,366	2,973	2,776
Provision for (recovery of) credit losses on impaired loans	35	3	6	38	26
Provision for (recovery of) credit losses on performing loans	(74)	(77)	(29)	(151)	(80)
Total provision for (recovery of) credit losses	(39)	(74)	(23)	(113)	(54)
Non-interest expense	725	712	684	1,437	1,373
Income before income taxes	768	881	705	1,649	1,457
Provision for income taxes (teb)	180	200	167	380	340
Reported net income	588	681	538	1,269	1,117
Amortization of acquisition-related intangible assets (3)	1	1	5	2	12
Adjusted net income	589	682	543	1,271	1,129
Adjusted non-interest expense	724	710	677	1,434	1,357
Net income growth (%)	9.3	17.6	54.4	13.6	57.9
Adjusted net income growth (%)	8.3	16.5	51.7	12.6	55.2
Revenue growth (%)	6.5	7.7	(5.4)	7.1	(0.8)
Non-interest expense growth (%)	5.8	3.4	(14.9)	4.6	(11.6)
Adjusted non-interest expense growth (%)	6.9	4.4	(14.5)	5.6	(11.2)
Average earning assets	133,774	131,569	122,996	132,654	123,207
Average gross loans and acceptances	127,677	125,147	116,863	126,391	117,088
Average deposits	144,244	146,529	137,591	145,405	138,216

(US$ in millions, except as noted)
Net interest income (teb) (4)	900	910	843	1,810	1,693
Non-interest revenue	247	286	249	533	498
Total revenue (teb)	1,147	1,196	1,092	2,343	2,191
Provision for (recovery of) credit losses on impaired loans	27	3	4	30	19
Provision for (recovery of) credit losses on performing loans	(57)	(61)	(23)	(118)	(63)
Total provision for (recovery of) credit losses	(30)	(58)	(19)	(88)	(44)
Non-interest expense	572	560	547	1,132	1,084
Income before income taxes	605	694	564	1,299	1,151
Provision for income taxes (teb)	141	158	132	299	268
Reported net income	464	536	432	1,000	883
Amortization of acquisition-related intangible assets (5)	1	1	5	2	10
Adjusted net income	465	537	437	1,002	893
Adjusted non-interest expense	570	559	541	1,129	1,071

Key Performance Metrics and Drivers (US$ basis)
Personal and Business Banking revenue	318	337	328	655	661
Commercial Banking revenue	829	859	764	1,688	1,530
Net income growth (%)	7.7	18.7	70.7	13.3	67.9
Adjusted net income growth (%)	6.7	17.6	67.7	12.3	65.0
Revenue growth (%)	5.2	8.8	4.4	7.0	5.5
Non-interest expense growth (%)	4.5	4.4	(6.1)	4.5	(5.9)
Adjusted non-interest expense growth (%)	5.5	5.5	(5.6)	5.5	(5.4)
Return on equity (%) (6)	17.3	19.5	16.1	18.4	16.1
Adjusted return on equity (%) (6)	17.3	19.5	16.3	18.4	16.3
Operating leverage (teb) (%)	0.7	4.4	10.5	2.5	11.4
Adjusted operating leverage (teb) (%)	(0.3)	3.3	10.0	1.5	10.9
Efficiency ratio (teb) (%)	49.8	46.9	50.1	48.3	49.5
Adjusted efficiency ratio (teb) (%)	49.7	46.8	49.5	48.2	48.9
Net interest margin on average earning assets (teb) (%)	3.50	3.49	3.51	3.49	3.51
Average earning assets	105,628	103,525	98,296	104,559	97,190
Average gross loans and acceptances	100,809	98,472	93,394	99,622	92,363
Average deposits	113,896	115,286	109,998	114,602	109,041

(1)	Adjusted results and ratios, teb amounts and U.S. dollar amounts and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis amounts of $5 million in Q2-2022, $6 million in both Q1-2022 and Q2-2021; $11 million for YTD-2022 and $12 million for YTD-2021 are recorded in net interest income.
(3)

Amortization of acquisition-related intangible assets pre-tax amounts of $1 million in Q2-2022, $2 million Q1-2022, and $7 million in Q2-2021; $3 million for YTD-2022 and $16 million for YTD-2021 are recorded in non-interest expense.

(4)	Taxable equivalent basis amounts of US$4 million in Q2-2022, US$5 million in both Q1-2022 and Q2-2021; US$9 million for YTD-2022 and US$10 million for YTD-2021 are recorded in net interest income.
(5)

Amortization of acquisition-related intangible assets pre-tax amounts of US$2 million in Q2-2022, US$1 million in Q1-2022, and US$6 million in Q2-2021; US$3 million for YTD-2022 and US$13 million for YTD-2021 are recorded in non-interest expense.

(6)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q2 2022 vs. Q2 2021

U.S. P&C reported net income was $588 million, an increase of $50 million or 9% from the prior year. The impact of the stronger U.S. dollar increased each of net income, revenue, and expense growth by 1%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $464 million, an increase of $32 million or 8% from the prior year.

Total revenue was $1,147 million, an increase of $55 million or 5% from the prior year. Net interest income increased $57 million or 7%, primarily due to increased loan and deposit balances and higher loan and deposit margins, partially offset by lower Paycheck Protection Program (PPP)(1) revenue. Non-interest revenue decreased $2 million or 1% from prior year. Net interest margin of 3.50% decreased 1 basis point, primarily due to loans growing faster than deposits, partially offset by higher loan and deposit margins.

26 BMO Financial Group Second Quarter Report 2022

Personal and Business Banking revenue decreased $10 million or 3%, due to lower net interest income and non-interest revenue. Commercial Banking revenue increased $65 million or 9%, due to higher net interest income.

Total recovery of the provision for credit losses was $30 million, compared with a recovery of $19 million in the prior year. The provision for credit losses on impaired loans was $27 million, an increase of $23 million, due to higher Commercial Banking provisions, partially offset by lower Personal and Business Banking provisions. There was a $57 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $23 million in the prior year.

Non-interest expense was $572 million, an increase of $25 million or 4% from the prior year, primarily reflecting higher employee-related costs.

Average gross loans and acceptances increased $7.4 billion or 8% from the prior year to $100.8 billion. The reduction in PPP loans reduced loan growth by 5%. Commercial Banking loan balances increased 9%, while Personal and Business Banking loan balances were relatively unchanged. Average deposits increased $3.9 billion or 4% to $113.9 billion. Commercial Banking deposits increased 5% and Personal and Business Banking deposits increased 1%.

Q2 2022 vs. Q1 2022

Reported net income decreased $93 million or 14% from the prior quarter. The impact of the U.S. dollar was relatively unchanged. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income decreased $72 million or 13% from the prior quarter.

Total revenue decreased $49 million or 4% from the prior quarter. Net interest income decreased $10 million or 1%, primarily due to three fewer days in the current quarter, decreased PPP-related revenue, and lower loan margins, partially offset by higher deposit margins and increased loan balances. Non-interest revenue decreased $39 million or 13% from the prior quarter, primarily due to lower lending fee revenue. Net interest margin of 3.50% increased 1 basis point from the prior quarter, due to higher deposit margins, partially offset by lower loan margins and loans growing faster than deposits.

Personal and Business Banking revenue decreased $19 million or 5%, due to both lower net interest income and non-interest revenue. Commercial Banking revenue decreased $30 million or 3%, due to lower non-interest revenue.

Total recovery of the provision for credit losses was $30 million, compared with a recovery of $58 million in the prior quarter. The provision for credit losses on impaired loans increased $24 million, largely due to higher Commercial Banking provisions, partially offset by lower Personal and Business Banking provisions. There was a $57 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $61 million in the prior quarter.

Non-interest expense increased $12 million or 2%, primarily driven by higher technology and advertising costs.

Average gross loans and acceptances increased $2.3 billion or 2% from the prior quarter. Commercial Banking loan balances increased 3% and Personal and Business Banking loan balances were relatively unchanged. Average deposits decreased $1.4 billion or 1% to $113.9 billion. Commercial Banking deposits decreased 3% and Personal and Business Banking deposits increased 1%.

Q2 YTD 2022 vs. Q2 YTD 2021

Reported net income was $1,269 million, an increase of $152 million or 14% from the prior year. The impact of the U.S. dollar was relatively unchanged. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $1,000 million, an increase of $117 million or 13% from the prior year, and adjusted net income was $1,002 million, an increase of $109 million or 12%.

Total revenue was $2,343 million, an increase of $152 million or 7% from the prior year. Net interest income increased $117 million or 7%, primarily due to increased loan and deposit balances and higher loan margins, partially offset by lower PPP-related revenue and deposit margins. Non-interest revenue increased $35 million or 7%, primarily due to higher lending revenue. Net interest margin of 3.49% decreased 2 basis points, primarily due to lower deposit margins and loans growing faster than deposits, partially offset by higher loan margins.

Personal and Business Banking decreased $6 million or 1%, due to lower non-interest revenue, partially offset by higher net interest income. Commercial Banking revenue increased $158 million or 10%, due to higher net interest income and non-interest revenue.

Total recovery of the provision for credit losses was $88 million, compared with a recovery of $44 million in the prior year. The provision for credit losses on impaired loans was $30 million, an increase of $11 million, largely due to higher Commercial Banking provisions, partially offset by lower Personal and Business Banking provisions. There was a $118 million recovery of the provision for credit losses on performing loans in the current year, compared with a recovery of $63 million in the prior year.

Non-interest expense was $1,132 million, an increase of $48 million or 4% from the prior year, primarily due to higher employee-related and technology costs, partially offset by lower other operating costs.

Average gross loans and acceptances increased $7.3 billion or 8% from the prior year to $99.6 billion. Commercial Banking loan balances increased 9% and Personal and Business Banking loan balances were relatively unchanged. Average total deposits increased $5.6 billion or 5% to $114.6 billion, with 8% growth in Commercial Banking deposits and 1% growth in Personal and Business Banking deposits.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

(1)	The U.S. Small Business Administration Payback Protection Program is a government relief program to support businesses facing economic hardship caused by the COVID-19 pandemic.

BMO Financial Group Second Quarter Report 2022 27

BMO Wealth Management (1)

(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q2-2021	YTD-2022	YTD-2021
Net interest income	278	272	237	550	476
Non-interest revenue	206	1,133	877	1,339	2,615
Total revenue	484	1,405	1,114	1,889	3,091
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(808)	81	(283)	(727)	318
Revenue, net of CCPB	1,292	1,324	1,397	2,616	2,773
Provision for (recovery of) credit losses on impaired loans	-	-	2	-	3
Provision for (recovery of) credit losses on performing loans	1	4	(4)	5	(8)
Total provision for (recovery of) credit losses	1	4	(2)	5	(5)
Non-interest expense	874	908	972	1,782	1,909
Income before income taxes	417	412	427	829	869
Provision for income taxes	103	97	105	200	211
Reported net income	314	315	322	629	658
Amortization of acquisition-related intangible assets (2)	1	1	7	2	15
Adjusted net income	315	316	329	631	673
Adjusted non-interest expense	872	907	962	1,779	1,889
Traditional Wealth businesses reported net income	247	261	266	508	522
Traditional Wealth businesses adjusted net income	248	262	273	510	537
Insurance reported net income (loss)	67	54	56	121	136
Insurance adjusted net income (loss)	67	54	56	121	136
Net income growth (%)	(2.5)	(6.3)	167.0	(4.4)	69.7
Adjusted net income growth (%)	(4.5)	(8.1)	154.5	(6.3)	66.1
Revenue growth (%)	(56.6)	(29.0)	25.4	(38.9)	6.1
Revenue growth, net of CCPB (%)	(7.5)	(3.8)	28.7	(5.7)	15.8
Adjusted CCPB	(808)	81	(283)	(727)	318
Revenue growth, net of adjusted CCPB (%)	(7.5)	(3.8)	28.7	(5.7)	15.8
Non-interest expense growth (%)	(10.1)	(3.1)	5.7	(6.7)	2.4
Adjusted non-interest expense growth (%)	(9.3)	(2.2)	5.9	(5.8)	2.6
Return on equity (%) (3)	24.2	24.0	21.5	24.1	21.2
Adjusted return on equity (%) (3)	24.2	24.1	22.0	24.2	21.7
Operating leverage, net of CCPB (%)	2.6	(0.7)	23.0	1.0	13.4
Adjusted operating leverage, net of CCPB (%)	1.8	(1.6)	22.8	0.1	13.2
Reported efficiency ratio (%)	180.5	64.6	87.3	94.3	61.7
Reported efficiency ratio, net of CCPB (%)	67.6	68.6	69.6	68.1	68.8
Adjusted efficiency ratio (%)	180.3	64.5	86.4	94.2	61.1
Adjusted efficiency ratio, net of CCPB (%)	67.5	68.5	68.9	68.0	68.1
Assets under management	312,452	332,581	525,230	312,452	525,230
Assets under administration (4)	425,383	440,070	454,241	425,383	454,241
Average assets	49,735	49,504	47,693	49,618	47,613
Average gross loans and acceptances	33,206	31,916	28,486	32,551	28,129
Average deposits	56,750	55,069	51,438	55,896	50,373
U.S. Business Select Financial Data (US$ in millions)
Total revenue	139	150	153	289	309
Non-interest expense	109	121	121	230	241
Reported net income	21	22	29	43	52
Adjusted non-interest expense	108	120	119	228	237
Adjusted net income	21	23	30	44	54
Average gross loans and acceptances	5,712	5,408	4,765	5,558	4,715
Average deposits	7,826	7,911	7,456	7,869	7,377

(1)	Revenue measures, net of CCPB, adjusted results and ratios, and U.S. dollar amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Amortization of acquisition-related intangible assets pre-tax amounts of $2 million in Q2-2022, $1 million in Q1-2022 and $10 million in Q2-2021; $3 million for YTD-2022 and $20 million for YTD-2021 are recorded in non-interest expense.

(3)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.
(4)	Certain assets under management that are also administered by the bank are included in assets under administration.

28 BMO Financial Group Second Quarter Report 2022

Q2 2022 vs. Q2 2021

BMO Wealth Management reported net income was $314 million, compared with $322 million in the prior year. Traditional Wealth reported net income was $247 million, a decrease of $19 million or 7% from the prior year and Insurance net income was $67 million, an increase of $11 million or 17%. The impact of divestitures reduced growth in reported net income by $1 million and in assets under management by 41%.

Total revenue was $484 million, compared with $1,114 million in the prior year. Revenue, net of CCPB, was $1,292 million, a decrease of $105 million or 8%. Revenue in Traditional Wealth was $1,175 million, a decrease of $117 million or 9%, with good underlying revenue growth of 5%, driven by higher net interest income from strong deposit and loan growth, and higher average client assets, more than offset by the impact of divestitures and elevated online brokerage transaction revenue in the prior year. Insurance revenue, net of CCPB, was $117 million, an increase of $12 million or 12% from the prior year, primarily due to more favourable market movements relative to the prior year.

Non-interest expense was $874 million, a decrease of $98 million or 10%, as the impact of divestitures and a legal provision in the prior year were partially offset by higher revenue-based costs and investments in the business, including higher technology and sales force costs.

Assets under management decreased $212.8 billion or 41%, and assets under administration decreased $28.9 billion or 6% from the prior year, primarily due to the impact of divestitures and attrition of low-yielding assets, partially offset by higher underlying net new client assets, favourable foreign exchange rate movements and higher global markets. Average gross loans increased 17% and average deposits increased 10%.

Q2 2022 vs. Q1 2022

Reported net income was relatively unchanged from the prior quarter. Traditional Wealth reported net income decreased $14 million or 5%, and Insurance net income increased $13 million or 22%.

Total revenue was $484 million, compared with $1,405 million in the prior quarter. Revenue, net of CCPB, decreased $32 million or 2%. Traditional Wealth revenue decreased $56 million or 5%, as higher net interest income and growth in net new client assets were more than offset by the impact of three fewer days in the current quarter and weaker global markets. Insurance revenue, net of CCPB, increased $24 million or 26%, primarily due to more favourable market movements in the current quarter relative to the prior quarter.

Non-interest expense decreased $34 million or 4%, primarily due to the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Assets under management decreased $20.1 billion or 6%, and assets under administration decreased $14.7 billion or 3% from the prior quarter, primarily due to weaker global markets, partially offset by favourable foreign exchange rate movements. Average gross loans increased 4%, and average deposits increased 3%.

Q2 YTD 2022 vs. Q2 YTD 2021

Reported net income was $629 million, compared with $658 million in the prior year. Traditional Wealth reported net income was $508 million, a decrease of $14 million or 3%. Insurance net income was $121 million, a decrease of $15 million or 11% from the prior year. The impact of divestitures reduced growth in reported net income by 1%.

Total revenue was $1,889 million, compared with $3,091 million in the prior year. Revenue, net of CCPB, was $2,616 million, a decrease of $157 million or 6%. Revenue in Traditional Wealth was $2,406 million, a decrease of $131 million or 5%, with good underlying revenue growth of 8% from higher average client assets and higher net interest income, more than offset by the impact of divestitures and elevated online brokerage transaction revenue in the prior year. Insurance revenue, net of CCPB, was $210 million, a decrease of $26 million or 11% from the prior year, primarily due to less favourable market movements in the current year relative to the prior year.

Non-interest expense was $1,782 million, a decrease of $127 million or 7%, as the impact of divestitures and a legal provision in the prior year was partially offset by higher revenue-based costs and investments in the businesses, including higher technology, sales force and marketing costs.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

BMO Financial Group Second Quarter Report 2022 29

BMO Capital Markets (1)

(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q2-2021	YTD-2022	YTD-2021
Net interest income (teb) (2)	745	924	743	1,669	1,546
Non-interest revenue	819	1,015	795	1,834	1,566
Total revenue (teb)	1,564	1,939	1,538	3,503	3,112
Provision for (recovery of) credit losses on impaired loans	1	(16)	(6)	(15)	39
Provision for (recovery of) credit losses on performing loans	32	(35)	(49)	(3)	(51)
Total provision for (recovery of) credit losses	33	(51)	(55)	(18)	(12)
Non-interest expense	929	1,041	842	1,970	1,728
Income before income taxes	602	949	751	1,551	1,396
Provision for income taxes (teb)	154	244	193	398	360
Reported net income	448	705	558	1,153	1,036
Acquisition and integration costs (3)	2	3	2	5	4
Amortization of acquisition-related intangible assets (4)	3	4	5	7	9
Adjusted net income	453	712	565	1,165	1,049
Adjusted non-interest expense	923	1,032	834	1,955	1,711
Global Markets revenue	928	1,171	919	2,099	1,950
Investment and Corporate Banking revenue	636	768	619	1,404	1,162
Net income growth (%)	(19.7)	47.4	867.1	11.3	264.1
Adjusted net income growth (%)	(19.7)	46.8	952.1	11.0	253.5
Revenue growth (%)	1.6	23.2	46.3	12.5	28.6
Non-interest expense growth (%)	10.3	17.5	11.4	14.0	7.6
Adjusted non-interest expense growth (%)	10.6	17.7	11.3	14.2	7.5
Return on equity (%) (5)	15.8	24.9	20.7	20.4	18.5
Adjusted return on equity (%) (5)	16.0	25.1	20.9	20.6	18.7
Operating leverage (teb) (%)	(8.7)	5.7	34.9	(1.5)	21.0
Adjusted operating leverage (teb) (%)	(9.0)	5.5	35.0	(1.7)	21.1
Efficiency ratio (teb) (%)	59.4	53.7	54.8	56.2	55.5
Adjusted efficiency ratio (teb) (%)	59.0	53.2	54.2	55.8	55.0
Average assets	388,901	407,691	360,123	398,452	372,645
Average gross loans and acceptances	59,158	57,917	59,013	58,529	60,880

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	533	677	611	1,210	1,235
Non-interest expense	363	367	343	730	658
Reported net income	119	261	191	380	418
Adjusted non-interest expense	358	361	336	719	645
Adjusted net income	124	265	196	389	428
Average assets	139,024	145,325	122,277	142,227	122,358
Average gross loans and acceptances	24,265	23,890	25,780	24,074	25,921

(1)	Adjusted results and ratios, teb amounts and U.S. dollar amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures.
(2)

Taxable equivalent basis amounts of $60 million in Q2-2022, $64 million in Q1-2022, and $77 million in Q2-2021; $124 million for YTD-2022 and $148 million for YTD-2021 are recorded in net interest income.

(3)

Clearpool acquisition pre-tax integration costs of $2 million in Q2-2022, $4 million in Q1-2022, and $6 million for YTD-2022, and KGS-Alpha and Clearpool acquisition pre-tax integration costs of $2 million in Q2-2021 and $5 million for YTD-2021 are recorded in non-interest expense.

(4)

Amortization of acquisition-related intangible assets pre-tax amounts of $4 million in Q2-2022, $5 million in Q1-2022, and $6 million in Q2-2021; $9 million for YTD-2022 and $12 million for YTD-2021 are recorded in non-interest expense.

(5)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q2 2022 vs. Q2 2021

BMO Capital Markets reported net income was $448 million, compared with $558 million in the prior year.

Total revenue was $1,564 million, an increase of $26 million or 2% from the prior year. Global Markets revenue increased $9 million or 1%, due to higher foreign exchange and commodities trading revenue, partially offset by lower new equity issuances. Investment and Corporate Banking revenue increased $17 million or 3%, primarily due to higher corporate banking-related revenue, partially offset by lower underwriting and advisory revenue.

Total provision for credit losses was $33 million, compared with a recovery of the provision for credit losses of $55 million in the prior year. The provision for credit losses on impaired loans was $1 million, compared with a recovery of $6 million in the prior year. There was a $32 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $49 million in the prior year.

Non-interest expense was $929 million, an increase of $87 million or 10% from the prior year, primarily driven by investments in the business, including higher technology and talent costs.

Average gross loans and acceptances of $59.2 billion were relatively unchanged from the prior year, as higher lending activity across loan portfolios was offset by the impact of the deconsolidation of our customer securitization vehicle in the United States and the wind-down of our non-Canadian energy portfolio.

Q2 2022 vs. Q1 2022

Reported net income decreased $257 million or 36% from the prior quarter.

Total revenue decreased $375 million or 19% from the prior quarter. Global Markets revenue decreased $243 million or 21%, due to lower equities, interest rates and foreign exchange trading revenue, reflecting elevated client activity in the prior quarter, partially offset by higher commodities trading. Investment and Corporate Banking revenue decreased $132 million or 17%, driven by a decline in underwriting and advisory revenue in the current quarter given the current market environment, and lower corporate banking-related revenue.

Total provision for credit losses was $33 million, compared with a recovery of provision for credit losses of $51 million in the prior quarter. The provision for credit losses on impaired loans was $1 million, compared with a $16 million recovery in the prior quarter. There was a $32 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $35 million in the prior quarter.

30 BMO Financial Group Second Quarter Report 2022

Non-interest expense decreased $112 million or 11% from the prior quarter, driven by lower employee-related costs given business performance and the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average gross loans and acceptances increased $1.2 billion or 2% from the prior quarter to $59.2 billion, primarily due to higher lending activity across our loan portfolios, partially offset by impact of the wind-down of our non-Canadian energy portfolio.

Q2 YTD 2022 vs. Q2 YTD 2021

Reported net income was $1,153 million, an increase of $117 million or 11% from the prior year.

Total revenue was $3,503 million, an increase of $391 million or 13%. Global Markets revenue increased $149 million or 8%, due to higher equities and foreign exchange trading revenue, partially offset by lower interest rates trading revenue and the impact of securities gains in the prior year. Investment and Corporate Banking revenue increased $242 million or 21%, primarily driven by higher underwriting and advisory revenue and corporate banking-related revenue.

Total recovery of the provision for credit losses was $18 million, compared with a recovery of $12 million in the prior year. The recovery of the provision for credit losses on impaired loans was $15 million, compared with a provision of $39 million in the prior year. There was a $3 million recovery of the provision for credit losses on performing loans, compared with a recovery of $51 million in the prior year.

Non-interest expense was $1,970 million, an increase of $242 million or 14% from the prior year. The increase was driven by higher employee-related costs given business performance, investments in technology and higher operating expenses.

Average gross loans and acceptances decreased $2.4 billion or 4% from the prior year to $58.5 billion, primarily due to the impact of the deconsolidation of our customer securitization vehicle in the United States and the wind-down of our non-Canadian energy portfolio, partially offset by higher lending activity across other loan portfolios.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

Corporate Services (1)

(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q2-2021	YTD-2022	YTD-2021
Net interest income before group teb offset	40	(50)	(78)	(10)	(164)
Group teb offset	(65)	(70)	(83)	(135)	(160)
Net interest income (teb)	(25)	(120)	(161)	(145)	(324)
Non-interest revenue	3,456	573	76	4,029	154
Total revenue (teb)	3,431	453	(85)	3,884	(170)
Provision for (recovery of) credit losses on impaired loans	(2)	(1)	(1)	(3)	(2)
Provision for (recovery of) credit losses on performing loans	3	(1)	-	2	-
Total provision for (recovery of) credit losses	1	(2)	(1)	(1)	(2)
Non-interest expense	125	161	956	286	1,121
Income (loss) before income taxes	3,305	294	(1,040)	3,599	(1,289)
Provision for (recovery of) income taxes (teb)	839	66	(148)	905	(271)
Reported net income (loss)	2,466	228	(892)	2,694	(1,018)
Acquisition and integration costs (2)	26	7	-	33	-
Impact of divestitures (3)	9	48	772	57	772
Management of Fair Value Changes on the Purchase of Bank of the West (4)	(2,612)	(413)	-	(3,025)	-
Adjusted net loss	(111)	(130)	(120)	(241)	(246)
Adjusted total revenue (teb) (5)	(132)	(80)	(114)	(212)	(199)
Adjusted non-interest expense (5)	72	156	156	228	321
U.S. Business Select Financial Data (US$ in millions)
Total revenue	2,817	435	(27)	3,252	(41)
Total provision for (recovery of) credit losses	-	(2)	(2)	(2)	(3)
Non-interest expense	30	(2)	66	28	106
Provision for (recovery of) income taxes (teb)	735	113	(35)	848	(59)
Reported net income (loss)	2,052	326	(56)	2,378	(85)
Adjusted total revenue	4	(8)	(27)	(4)	(41)
Adjusted non-interest expense	(1)	48	39	47	79
Adjusted net income (loss)	9	(34)	(36)	(25)	(65)

(1)	Adjusted results and ratios, teb amounts and U.S. dollar amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Reported net income included acquisition and integration costs related to the announced acquisition of Bank of the West recorded in non-interest expense. Q2-2022 included $26 million ($35 million pre-tax) and Q1-2022 included $7 million ($8 million pre-tax).

(3)

Reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore: Q2-2022 included a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients, recorded in revenue, and expenses of $15 million ($18 million pre-tax), both related to the sale of our EMEA Asset Management business. Q1-2022 reported net income included a $29 million pre-tax and after-tax loss relating to foreign currency translation reclassified from accumulated other comprehensive income recorded in non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing of the sale of our EMEA Asset Management business. Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) gain on the sale of our Private Banking business, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The gain on the sale was recorded in revenue with the goodwill write-down and divestiture costs recorded in non-interest expense.

(4)

Reported net income included revenue related to the announced acquisition of Bank of the West: Q2-2022 included $2,612 million ($3,555 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, comprising $3,433 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest trading revenue and $122 million pre-tax interest on a portfolio of U.S. treasury securities recorded in net interest income. Q1-2022 included revenue of $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes, comprising $517 million of pre-tax mark-to-market gains and $45 million pre-tax net interest income. For further information on this acquisition refer to the Significant Events section.

(5)	Adjusted results exclude the impact of the items described in footnotes (2) to (4).

BMO Financial Group Second Quarter Report 2022 31

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and also provides cyber security and operations services.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments (Canadian P&C, U.S. P&C, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Q2 2022 vs. Q2 2021

Corporate Services reported net income was $2,466 million, compared with a reported net loss of $892 million in the prior year. Results in the current quarter included the impact of the announced acquisition of Bank of the West, including revenue related to the management of the impact of interest rate changes between the announcement and the closing of the announced acquisition on its fair value and goodwill, as well as acquisition and integration costs. Results in the current quarter and prior year included the impact of divestitures, including a gain relating to the transfer of certain U.S. asset management clients in the current quarter, a write-down of goodwill related to the sale of our EMEA Asset Management business, and a gain on the sale of our Private Banking business in Hong Kong and Singapore in the prior year, as well as divestiture-related costs in both periods. Excluding these items, the adjusted net loss was $111 million, compared with an adjusted net loss of $120 million in the prior year. Adjusted results increased primarily due to lower expenses, partially offset by lower revenue and the impact of a more favourable tax rate in the prior year.

Q2 2022 vs. Q1 2022

Reported net income was $2,466 million, compared with $228 million in the prior quarter. Results increased primarily due to higher revenue related to the fair value management actions. Adjusted net loss was $111 million, compared with an adjusted net loss of $130 million. Adjusted results increased due to lower expenses, partially offset by lower revenue.

Q2 YTD 2022 vs. Q2 YTD 2021

Reported net income was $2,694 million, compared with a reported net loss of $1,018 million in the prior year, reflecting the items noted above. Adjusted net loss was $241 million, compared with an adjusted net loss of $246 million in the prior year.

For further information on non-GAAP amounts in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

32 BMO Financial Group Second Quarter Report 2022

Summary Quarterly Earnings Trends (1)

(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q4-2021	Q3-2021	Q2-2021	Q1-2021	Q4-2020	Q3-2020
Revenue (1)	9,318	7,723	6,573	7,562	6,076	6,975	5,986	7,189
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(808)	81	97	984	(283)	601	-	1,189
Revenue, net of CCPB (1)	10,126	7,642	6,476	6,578	6,359	6,374	5,986	6,000
Provision for (recovery of) credit losses on impaired loans	120	86	84	71	155	215	339	446
Provision for (recovery of) credit losses on performing loans	(70)	(185)	(210)	(141)	(95)	(59)	93	608
Total provision for credit losses	50	(99)	(126)	(70)	60	156	432	1,054
Non-interest expense (1)	3,713	3,846	3,803	3,684	4,409	3,613	3,548	3,444
Income before income taxes	6,363	3,895	2,799	2,964	1,890	2,605	2,006	1,502
Provision for income taxes	1,607	962	640	689	587	588	422	270
Reported net income (see below)	4,756	2,933	2,159	2,275	1,303	2,017	1,584	1,232
Acquisition and integration costs (2)	28	10	1	2	2	2	3	4
Amortization of acquisition-related intangible assets (3)	6	6	14	15	18	19	23	23
Impact of divestitures (4)	9	48	52	18	772	-	-	-
Management of Fair Value Changes on the Purchase of Bank of the West (5)	(2,612)	(413)	-	-	-	-	-	-
Restructuring costs (reversals) (6)	-	-	-	(18)	-	-	-	-
Adjusted net income (see below) (7)	2,187	2,584	2,226	2,292	2,095	2,038	1,610	1,259

Operating group reported net income

Canadian P&C reported net income	940	1,004	933	828	777	750	645	318
Amortization of acquisition-related intangible assets (3)	1	-	-	-	1	-	1	-
Canadian P&C adjusted net income	941	1,004	933	828	778	750	646	318
U.S. P&C reported net income	588	681	509	550	538	579	333	271
Amortization of acquisition-related intangible assets (3)	1	1	6	6	5	7	9	10
U.S. P&C adjusted net income	589	682	515	556	543	586	342	281
BMO Wealth Management reported net income	314	315	345	379	322	336	297	317
Amortization of acquisition-related intangible assets (3)	1	1	4	5	7	8	8	8
BMO Wealth Management adjusted net income	315	316	349	384	329	344	305	325
BMO Capital Markets reported net income	448	705	531	553	558	478	380	428
Acquisition and integration costs (2)	2	3	1	2	2	2	3	4
Amortization of acquisition-related intangible assets (3)	3	4	4	4	5	4	5	5
BMO Capital Markets adjusted net income	453	712	536	559	565	484	388	437
Corporate Services reported net income	2,466	228	(159)	(35)	(892)	(126)	(71)	(102)
Acquisition and integration costs (2)	26	7	-	-	-	-	-	-
Impact of divestitures (4)	9	48	52	18	772	-	-	-
Management of Fair Value Changes on the Purchase of Bank of the West (5)	(2,612)	(413)	-	-	-	-	-	-
Restructuring costs (reversals) (6)	-	-	-	(18)	-	-	-	-
Corporate Services adjusted net income	(111)	(130)	(107)	(35)	(120)	(126)	(71)	(102)
Basic earnings per share ($) (7) (8)	7.15	4.44	3.24	3.42	1.91	3.03	2.37	1.81
Diluted earnings per share ($)(7) (8)	7.13	4.43	3.23	3.41	1.91	3.03	2.37	1.81
Adjusted diluted earnings per share ($)	3.23	3.89	3.33	3.44	3.13	3.06	2.41	1.85

(1)

Revenue measures, net of CCPB, adjusted results and ratios teb amounts, and U.S. dollar amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

(2)

Reported net income included acquisition and integration costs related to the announced acquisition of Bank of the West of $26 million ($35 million pre-tax) in Q2-2022 and $7 million ($8 million pre-tax) were recorded in non-interest expenses in Corporate Services. Other acquisition and integration costs related to KGS-Alpha and Clearpool, and were recorded in non-interest expense in BMO Capital Markets.

(3)	Amortization of acquisition-related intangible assets were recorded in non-interest expense in the related operating group.
(4)

Q2-2021 reported net income included the impact of divestitures, comprising a $747 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business recorded in non-interest expense, a $22 million ($29 million pre-tax) gain on the sale of our Private Banking business in Hong Kong and Singapore recorded in non-interest revenue, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions recorded in non-interest expense. The impact of divestitures was $18 million ($24 million pre-tax) in Q3-2021, $52 million ($62 million pre-tax) in Q4-2021. Q1-2022 included a $29 million pre-tax and after-tax loss relating to foreign currency translation that was reclassified from accumulated other comprehensive income to revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing. Q2-2022 included a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients, recorded in revenue, and expenses of $15 million ($18 million pre-tax). These amounts were recorded in Corporate Services.

(5)

Reported net income included the impact of the announced acquisition of Bank of the West: Q1-2022 included revenue of $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill. Q2-2022 included $2,612 million ($3,555 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill. These amounts were recorded in Corporate Services.

(6)

Q3-2021 reported net income included a partial reversal of restructuring charges related to severance of $18 million ($24 million pre-tax). Restructuring charges and reversal were recorded in non-interest expense in Corporate Services.

(7)

Earnings per share (EPS) is calculated using net income after deducting total dividends on preferred shares and distributions on other equity instruments. For more information on EPS, refer to Note 9 of the unaudited interim consolidated financial statements.

(8)

Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non-GAAP measures. For further information, refer to the Non-GAAP and Other Financial Measures section.

BMO’s quarterly earnings trends were reviewed in detail in the Summary Quarterly Earnings Trends section of BMO’s 2021 Annual Report. Please refer to that review for a more complete discussion of trends and factors affecting past quarterly results, including the modest impact of seasonal variations in results, such as higher employee expenses due to higher employee benefits and stock-based compensation for employees eligible to retire that are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the third quarter of 2020 through the second quarter of 2022.

BMO Financial Group Second Quarter Report 2022 33

Earnings Trends

Financial performance in recent quarters has generally been trending upward, due to improving economic conditions and good operating momentum across our businesses, including lower provisions for credit losses, strong revenue growth and improved efficiency. Results in 2020 were negatively impacted by the significant adverse effects of the COVID-19 pandemic on the global economy, a reduction in interest rates and lower levels of consumer and business activity and borrowing, and economic conditions subsequently improved.

Reported results in 2022 included the impact of the announced acquisition of Bank of the West, comprising revenue related to the fair value management actions, as well as acquisition and integration costs. Results over the last four quarters included the impact of divestitures. The second quarter of 2021 included a write-down of goodwill related to the sale of our EMEA Asset Management business and a gain on the sale of our Private Banking business in Hong Kong and Singapore. All periods included the amortization of acquisition-related intangible assets and acquisition and integration costs.

Total revenue growth reflects the benefit of our diversified businesses. Revenue in our P&C businesses has generally been improving. Canadian P&C benefitted from strong deposit and loan growth and improving customer activity. Revenue in U.S. P&C on a source-currency basis was driven by higher loan spreads, strong deposit growth, and improving commercial lending growth. Revenue in BMO Wealth Management reflected growth in client assets, including higher global markets, and growth in net interest income from strong loan and deposit growth. Revenue in Traditional Wealth in 2022 was impacted by divestitures. Insurance revenue, net of CCPB, is subject to variability, resulting from changes in interest rates and equity markets. BMO Capital Markets revenue benefitted from strong trading and underwriting and advisory revenue with the first quarter of 2022 reflecting elevated client activity.

In 2020, we recorded higher provisions for credit losses in all businesses, primarily due to the impact of the COVID-19 pandemic, including higher provisions for credit losses on performing loans in the wake of the economic downturn brought on by the pandemic. In the most recent six quarters, we recorded lower provisions for credit losses on impaired loans, as well as recoveries of provisions for credit losses on performing loans, which reflected an improved economic outlook compared with earlier in the pandemic, more favourable credit conditions, and portfolio credit improvement.

Non-interest expense reflected our focus on expense management and efficiency improvement. In recent quarters, non-interest expense growth was driven by higher employee-related costs, including higher performance-based compensation reflecting improved performance, and higher technology and advertising costs, partially offset by lower net COVID-19 related costs and travel costs due to the impact of the pandemic. Expense growth in 2022 was impacted by divestitures.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of tax-exempt income from securities. The reported effective tax rate in the first quarter of 2022 and second quarter of 2021 was impacted by the sale of our EMEA Asset Management business.

For further information on non-GAAP amounts, measures and ratios in this Summary Quarterly Earnings Trends section, refer to the Non-GAAP and Other Financial Measures section.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2021, as described in Note 27 to the audited annual consolidated financial statements of BMO’s 2021 Annual Report.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Structured Entities, Credit Instruments and Guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2021 Annual Report. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our own as well as our customer’s needs. We do not consolidate Canadian and U.S. customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2021.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in BMO’s 2021 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2021, and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion in Note 1 to the audited annual consolidated financial statements of BMO’s 2021 Annual Report, as well as the updates provided in Note 1 to the unaudited interim consolidated financial statements.

34 BMO Financial Group Second Quarter Report 2022

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise 12 months of ECL is generally recorded. Significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the ECL models, as we deem necessary. We applied experienced credit judgment to reflect the continuing impact of the uncertain environment on credit conditions and the economy as a result of the COVID-19 pandemic, as well as impacts of high inflation and supply-chain disruptions. For additional information, refer to Allowance for Credit Losses section of BMO’s 2021 Annual Report and Note 4 of the audited annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.

Our total allowance for credit losses as at April 30, 2022, was $2,794 million ($2,958 million as at October 31, 2021), and comprised an allowance on performing loans of $2,274 million and an allowance on impaired loans of $520 million ($2,447 million and $511 million, respectively, as at October 31, 2021). The allowance on performing loans decreased $173 million from the fourth quarter of 2021, primarily driven by reduced uncertainty from the impact of the COVID-19 pandemic and positive credit migration, partially offset by a deteriorating economic outlook, movements in foreign exchange rates, adoption of a higher adverse scenario weight during the quarter, and portfolio growth.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group.

As at April 30, 2022, our base case scenario depicts slower economic growth, compared with the fourth quarter of 2021, in both Canada and the United States. In Canada, annual real GDP growth is expected to average 3.5% over the next 12 months, as a result of pent-up demand, higher household savings, elevated commodity prices, and easing of COVID-19 related restrictions tempered by the impact of the conflict in Ukraine on the global economy and financial conditions, and higher inflation and interest rates. Annual real GDP growth is expected to average 3.1% over the following 12 months, as the economic recovery slows and spending is constrained by higher projected interest rates. The Canadian unemployment rate is forecasted to decline steadily, averaging 5.5% over the next 12 months and 5.3% over the following year. The U.S economy follows a similar trajectory over the next 12 months with GDP growth at 3.1% amid high personal savings, tempered by the adverse effects of the conflict in Ukraine and higher interest rates. Real GDP is expected to grow 2.3% in the following 12 months. The U.S. unemployment rate is forecasted to fall to an average of 3.6% over the next 12 months and then to 3.5% in the following year. Our base case economic forecast as at October 31, 2021 depicted a stronger economic forecast in both Canada and the United States over the projection period. If we assume a 100% base case economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $1,650 million as at April 30, 2022 ($1,725 million as at October 31, 2021), compared with the reported allowance on performing loans of $2,274 million ($2,447 million as at October 31, 2021).

As at April 30, 2022, our adverse case economic forecast depicts a contracting economy, with annual average real GDP declining in both Canada and the United States over the next 12 months by 2.1% and 1.5%, respectively, with both contracting at a rate of 1.1% in the following 12 months. The adverse case scenario assumes a significant escalation in the conflict in Ukraine, resulting in severe disruptions to global supply chains and sharp declines in consumer and business confidence. The unemployment rate is expected to remain elevated in both Canada and the United States, in particular, increasing from an average of 8.6% over the next 12 months to an average of 10.6% in the following year in Canada, and from 6.7% to 8.8% in the United States over the same period. The adverse case as at October 31, 2021 depicted a slightly weaker economic environment in Canada and the United States with higher unemployment rates. If we assume a 100% adverse economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $3,275 million as at April 30, 2022 ($3,825 million as at October 31, 2021), compared with the reported allowance on performing loans of $2,274 million ($2,447 million as at October 31, 2021).

When changes in economic performance in the forecasts are measured, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including the equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no one single factor to which the allowances as a whole are sensitive.

The following table shows certain key economic variables used to estimate the allowance on performing loans during the forecast period. The values shown represent the national annual average levels or growth rates for the next 12 months and subsequent 12 months, following each reporting period for all scenarios. While the values disclosed below are national variables, we also use regional variables in the underlying models where appropriate.

BMO Financial Group Second Quarter Report 2022 35

		As at April 30, 2022

All figures are annual average values		Benign scenario		Base scenario		Adverse scenario
		First 12 months	Subsequent 12 months	First 12 months	Subsequent 12 months	First 12 months	Subsequent 12 months

Real GDP growth rates (1)	Canada	5.7%	4.7%	3.5%	3.1%	(2.1)%	(1.1)%
	United States	5.3%	3.5%	3.1%	2.3%	(1.5)%	(1.1)%

Corporate BBB 10-year spread	Canada	1.7%	1.7%	2.1%	2.0%	3.6%	4.4%
	United States	1.3%	1.4%	1.6%	1.7%	4.1%	4.5%

Unemployment rates	Canada	4.9%	3.9%	5.5%	5.3%	8.6%	10.6%
	United States	3.3%	2.9%	3.6%	3.5%	6.7%	8.8%

Housing price index (1)	Canada (2)	28.2%	7.2%	25.2%	2.2%	(9.4)%	(18.0)%
	United States (3)	12.9%	6.2%	10.6%	3.7%	(6.7)%	(15.5)%

		As at October 31, 2021

All figures are annual average values		Benign scenario		Base scenario		Adverse scenario
		First 12 months	Subsequent 12 months	First 12 months	Subsequent 12 months	First 12 months	Subsequent 12 months

Real GDP growth rates (1)	Canada	6.3%	5.5%	4.0%	3.9%	(2.7)%	(1.1)%
	United States	7.1%	4.0%	4.8%	2.7%	(1.2)%	(1.1)%

Corporate BBB 10-year spread	Canada	1.4%	1.7%	1.8%	2.0%	3.6%	4.4%
	United States	0.9%	1.1%	1.2%	1.5%	4.2%	4.5%

Unemployment rates	Canada	6.0%	4.9%	6.6%	5.7%	10.8%	12.7%
	United States	4.2%	3.2%	4.7%	3.7%	8.5%	11.0%

Housing price index (1)	Canada (2)	18.2%	10.2%	15.1%	5.2%	(6.4)%	(18.0)%
	United States (3)	14.6%	6.7%	12.3%	4.3%	(6.1)%	(15.5)%

(1)	Real gross domestic product and housing price index are four quarter averages of year-over-year growth rates.
(2)	In Canada, we use the HPI Benchmark Composite.
(3)	In the United States, we use the National Case-Shiller House Price Index.

The table below shows how the bank expects the real GDP year-over-year growth rate for the base case in Canada and the United States to trend by calendar quarter.

Calendar quarter ended	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024

Real GDP growth rates year-over-year

Canada	4.4%	3.8%	3.0%	3.2%	3.2%	3.1%	2.7%	2.5%
United States	2.9%	3.1%	1.9%	2.2%	2.5%	2.3%	2.1%	2.0%

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our allowance for performing loans would be approximately $1,725 million ($1,775 million as at October 31, 2021), compared with the reported allowance for performing loans of $2,274 million ($2,447 million as at October 31, 2021).

Information on the Provision for Credit Losses for the three and six months ended April 30, 2022, can be found in the Total Provision for Credit Losses section.

Please refer to the Risk Management section for further information.

Caution

This Accounting Policies and Critical Accounting Estimates section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

36 BMO Financial Group Second Quarter Report 2022

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 to the audited annual consolidated financial statements of BMO’s 2021 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section of BMO’s 2021 Annual Report.

Proposed Canadian Tax Measures

On April 7, 2022, the Government of Canada proposed a one-time 15% tax (referred to as the Canada Recovery Dividend) on fiscal 2021 taxable income above $1 billion, payable in equal instalments over five years, as well as a permanent 1.5% tax rate increase on taxable income above $100 million (effective April 7, 2022), both applicable to certain Canadian companies in a bank or life insurer group. BMO Financial Group will be subject to both the Canada Recovery Dividend and the permanent tax rate increase. We have not quantified the potential impact of these proposed changes since the details required to do this will be included in the draft legislation, which is yet to be released.

Caution

This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual Report. The following is an update to the 2021 Annual Report.

Update on General Economic Conditions

Economic growth projections in North America remain strong, as households are supported by extra savings gained during the pandemic, strong employment growth in the first few months of the year, and low unemployment. However, this favourable backdrop is amid tremendous uncertainty. The conflict in Ukraine, the rising cost of essential goods, and disruptions to global supply chains are among the increasing risks to global growth. Labour shortages persist, which, along with supply-chain backlogs and inventory shortages, continue to cause upward price pressure. These factors may result in central banks accelerating the increase in interest rates. The Canadian and U.S. housing markets have slowed in response to rising mortgage rates. Management closely tracks the economic environment to understand any significant changes and the impact on our operations.

Geopolitical Risk

Geopolitical risks continue to be elevated following the Russian invasion of Ukraine in February 2022 and the coordinated diplomatic response from the North Atlantic Treaty Organization (NATO). The imposition of sanctions from Western nations on Russia and the threat of retaliatory actions, including military conflict, present heightened risks for inflation, global economic growth, trade, and an elevated cyber security threat level. The risks could impact BMO directly or have an impact on BMO customers and clients due to rising costs. We continue to closely monitor the situation and assess the impact of a potential escalation of geopolitical tensions on the bank.

Benchmark Interest Rate Reform (IBOR)

Our IBOR Transition Office (ITO) continues to coordinate and oversee the transition from IBORs to alternative reference rates (ARRs) and, as anticipated, all sterling, euro, Swiss franc and Japanese yen settings, as well as the 1-week and 2-month USD LIBOR settings were discontinued on December 31, 2021.

On December 16, 2021, the Canadian Alternative Reference Rate working group (CARR) recommended the administrator, Refinitiv Benchmark Services UK Limited (RBSL), cease publication of Canadian Dollar Offered Rate (CDOR) settings immediately after June 30, 2024, using a two-stage transition approach. By the end of the first stage on June 30, 2023, they expect all new derivative contracts and securities to have transitioned to the Canadian Overnight Repo Rate Average (CORRA), with the exception of derivatives that hedge or reduce CDOR derivatives or securities transacted before June 30, 2023, or for loans before June 30, 2024. All remaining CDOR exposures should be transitioned to CORRA by June 30, 2024, marking the end of the second stage.

Following public consultation, on May 16, 2022, RBSL announced that all remaining CDOR settings will cease publication immediately after June 30, 2024 according to the CARR recommendation. The ITO is in the process of assessing the impact of this announcement, including CDOR-based financial instruments, hedge relationships and project plans.

BMO Financial Group Second Quarter Report 2022 37

Other Risks That May Affect Future Results

Pending Bank of the West Acquisition

BMO is subject to several risks in connection with the pending acquisition of Bank of the West. Such risks include, but are not limited to: the possibility that the announced acquisition of the Bank of the West does not close when expected or at all because required regulatory approvals or other conditions to closing are not received or satisfied on a timely basis or at all, or regulatory approvals are received subject to adverse conditions or requirements; the risk that BMO may be unable to realize, including in the time frame anticipated, the anticipated benefits from the proposed transaction, such as it being accretive to adjusted earnings per share and creating synergy opportunities; the risk that the business of Bank of the West may not perform as expected or in a manner consistent with historical performance; the risk that BMO may not be able to promptly and effectively integrate Bank of the West and that the costs for integration may be higher than expected; the risk that the sum of BMO’s existing excess capital, recent financing transaction and anticipated capital generation before close is not sufficient to maintain capital targets without raising capital in excess of anticipated levels at announcement; the risk that our fair value management actions are not effective or result in unforeseen consequences; reputational risks and the reaction of Bank of the West’s customers and employees to the transaction; the risk of increased exposure to regional economic and other issues as a result of expanding BMO’s presence in the U.S.; risks relating to possible diversion of management time on transaction-related issues; and risks relating to increased exposure to exchange rate fluctuations. Any of these and other risks in connection with the pending acquisition of Bank of the West, including, but not limited to, the risk that our assumptions about us, the Bank of the West and the announced acquisition may prove inaccurate, could adversely impact our financial results or strategic direction.

Market Risk

BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2021 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

	As at April 30, 2022				As at October 31, 2021
	Consolidated	Subject to market risk		Not subject	Consolidated	Subject to market risk		Not subject	Primary risk factors for
	Balance	Traded	Non-traded	to market	Balance	Traded	Non-traded	to market	non-traded risk
(Canadian $ in millions)	Sheet	risk (1)	risk (2)	risk	Sheet	risk (1)	risk (2)	risk	balances

Assets Subject to Market Risk

Cash and cash equivalents	70,286	-	70,286	-	93,261	-	93,261	-	Interest rate
Interest bearing deposits with banks	7,704	182	7,522	-	8,303	94	8,209	-	Interest rate
Securities	254,068	99,849	154,219	-	232,849	104,412	128,437	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	106,800	-	106,800	-	107,382	-	107,382	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	502,323	3,790	498,533	-	458,262	3,665	454,597	-	Interest rate, foreign exchange
Derivative instruments	45,820	43,279	2,541	-	36,713	34,350	2,363	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	13,228	-	13,228	-	14,021	-	14,021	-	Interest rate
Other assets	41,336	3,896	21,595	15,845	37,384	3,359	16,970	17,055	Interest rate
Total Assets	1,041,565	150,996	874,724	15,845	988,175	145,880	825,240	17,055

Liabilities Subject to Market Risk

Deposits	713,714	23,268	690,446	-	685,631	22,665	662,966	-	Interest rate, foreign exchange
Derivative instruments	41,763	32,913	8,850	-	30,815	27,875	2,940	-	Interest rate, foreign exchange
Acceptances	13,228	-	13,228	-	14,021	-	14,021	-	Interest rate
Securities sold but not yet purchased	39,316	39,316	-	-	32,073	32,073	-	-
Securities lent or sold under repurchase agreements	96,798	-	96,798	-	97,556	-	97,556	-	Interest rate
Other liabilities	62,918	91	62,640	187	63,663	85	63,165	413	Interest rate
Subordinated debt	8,236	-	8,236	-	6,893	-	6,893	-	Interest rate
Total Liabilities	975,973	95,588	880,198	187	930,652	82,698	847,541	413

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair valued through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

38 BMO Financial Group Second Quarter Report 2022

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) and Average Total Trading Stressed Value at Risk (SVaR) declined quarter-over-quarter as lower fixed income exposures reduced interest rate risk and portfolio diversification increased, partially offset by rising market volatility.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1) (2)

(Pre-tax Canadian $ equivalent in millions)	For the quarter ended April 30, 2022				January 31, 2022	April 30, 2021
	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	3.7	3.7	5.5	2.0	2.0	2.4
Equity VaR	15.6	11.7	15.8	9.8	11.3	15.9
Foreign exchange VaR	4.1	2.3	4.1	1.2	1.3	2.0
Interest rate VaR (3)	14.6	15.7	19.4	12.4	16.6	36.1
Debt-specific risk	8.1	4.6	8.1	2.5	3.1	3.6
Diversification	(17.2)	(16.3)	nm	nm	(11.3)	(24.0)
Total Trading VaR	28.9	21.7	28.9	18.2	23.0	36.0
Total Trading SVaR	50.7	43.8	56.4	34.2	59.4	40.5

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.
(3)	Interest rate VaR includes general credit spread risk.
nm - not meaningful

Structural (Non-Trading) Market Risk

The bank is positioned with a modestly shorter net duration as compared to January 31, 2022. As a result, structural economic value exposure to rising interest rates decreased, and the earnings benefit to rising interest rates increased. The earnings exposure and economic value benefit to falling interest rates remained relatively unchanged, as the impact of shorter duration was largely offset by the increased extent to which certain deposits can reprice lower following the increase in product rates relative to effective product rate floor levels in the quarter.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2)

	Economic value sensitivity					Earnings sensitivity over the next 12 months

(Pre-tax Canadian $ equivalent in millions)			April 30, 2022	January 31, 2022	April 30, 2021	April 30, 2022			January 31, 2022	April 30, 2021
	Canada (3)	United States	Total	Total	Total	Canada (3)	United States	Total	Total	Total
100 basis point increase	(907.7)	(327.5)	(1,235.2)	(1,341.0)	(1,462.5)	269.3	365.7	635.0	539.6	304.1
25 basis point decrease	202.3	34.0	236.3	227.4	243.3	(65.9)	(136.1)	(202.0)	(208.6)	(122.8)

(1)	Losses are in parentheses and benefits are presented as positive numbers.
(2)

The impact of insurance market risk is not reflected in the table. Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates as at April 30, 2022 would result in an increase in earnings before tax of $39 million ($46 million as at January 31, 2022 and $43 million as at April 30, 2021). A 25 basis point decrease in interest rates as at April 30, 2022 would result in a decrease in earnings before tax of $9 million ($11 million as at January 31, 2022 and $11 million as at April 30, 2021). A 10% increase in equity market values as at April 30, 2022 would result in an increase in earnings before tax of $20 million ($21 million as at January 31, 2022 and $31 million as at April 30, 2021). A 10% decrease in equity market values as at April 30, 2022 would result in a decrease in earnings before tax of $20 million ($22 million as at January 31, 2022 and $31 million as at April 30, 2021). BMO may enter into hedging arrangements to offset the impact of changes in equity market values on its earnings, and did so during the 2022 and 2021 fiscal years. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities on the Consolidated Statement of Income, and the corresponding change in the fair value of the bank’s policy benefit liabilities is reflected in other liabilities on the Consolidated Balance Sheet.

(3)	Includes Canadian dollar and other currencies.

BMO Financial Group Second Quarter Report 2022 39

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the second quarter of 2022. We experienced strong customer loan growth in the current quarter, as well as higher wholesale funding reflecting net issuances. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada, the United States and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $308.0 billion as at April 30, 2022, compared with $313.5 billion as at January 31, 2022. The decrease in unencumbered liquid assets was primarily due to lower securities, partially offset by higher cash balances. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. bank entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

Liquid Assets

	As at April 30, 2022					As at January 31, 2022
(Canadian $ in millions)	Bank-owned assets	Other cash and securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)
Cash and cash equivalents	70,286	—	70,286	114	70,172	50,013
Deposits with other banks	7,704	—	7,704	—	7,704	8,573
Securities and securities borrowed or purchased under resale agreements Sovereigns/Central banks/Multilateral development banks	133,261	97,942	231,203	125,512	105,691	118,919
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	47,340	4,458	51,798	17,135	34,663	36,939
Corporate and other debt	22,849	19,562	42,411	8,332	34,079	32,161
Corporate equity	50,618	54,393	105,011	66,837	38,174	50,213
Total securities and securities borrowed or purchased under resale agreements	254,068	176,355	430,423	217,816	212,607	238,232
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	22,374	—	22,374	4,872	17,502	16,666
Total liquid assets	354,432	176,355	530,787	222,802	307,985	313,484

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered liquid assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

40 BMO Financial Group Second Quarter Report 2022

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at April 30, 2022	Total gross assets(1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	77,990	-	114	-	77,876
Securities (5)	452,797	178,012	44,676	12,814	217,295
Loans	479,949	63,494	545	269,512	146,398
Other assets
Derivative instruments	45,820	-	-	45,820	-
Customers’ liability under acceptances	13,228	-	-	13,228	-
Premises and equipment	4,581	-	-	4,581	-
Goodwill	5,002	-	-	5,002	-
Intangible assets	2,090	-	-	2,090	-
Current tax assets	1,242	-	-	1,242	-
Deferred tax assets	786	-	-	786	-
Other assets	27,635	10,040	-	17,595	-
Total other assets	100,384	10,040	-	90,344	-
Total assets	1,111,120	251,546	45,335	372,670	441,569

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at January 31, 2022	Total gross assets(1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	58,696	-	110	-	58,586
Securities (5)	486,308	189,131	42,279	13,793	241,105
Loans	462,828	59,846	774	254,910	147,298
Other assets
Derivative instruments	34,827	-	-	34,827	-
Customers’ liability under acceptances	12,803	-	-	12,803	-
Premises and equipment	4,550	-	-	4,550	-
Goodwill	4,957	-	-	4,957	-
Intangible assets	2,071	-	-	2,071	-
Current tax assets	1,615	-	-	1,615	-
Deferred tax assets	1,027	-	-	1,027	-
Other assets	24,757	8,474	-	16,283	-
Total other assets	86,607	8,474	-	78,133	-
Total assets	1,094,439	257,451	43,163	346,836	446,989

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that are pledged through repurchase agreements, securities lending, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include securities of $12.8 billion as at April 30, 2022, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held in BMO’s merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, such as incremental securitization, covered bond issuances and Federal Home Loan Bank advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Funding Strategy

BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

We maintain a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $512.3 billion as at April 30, 2022, increasing from $504.8 billion as at January 31, 2022.

Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $215.6 billion as at April 30, 2022, with $56.3 billion sourced as secured funding and $159.3 billion as unsecured funding. Wholesale funding outstanding increased from $212.1 billion as at January 31, 2022, primarily due to net wholesale funding issuances during the quarter. The mix and maturities of BMO’s wholesale term funding are outlined in the table below. Additional information on deposit maturities can be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $308.0 billion as at April 30, 2022, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

BMO Financial Group Second Quarter Report 2022 41

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the Balance Sheet Committee and Risk Management Committee and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (1)

	As at April 30, 2022								As at January 31, 2022
	Less than	1 to 3	3 to 6	6 to 12	Subtotal less	1 to 2	Over
(Canadian $ in millions)	1 month	months	months	months	than 1 year	years	2 years	Total	Total
Deposits from banks	3,863	291	708	649	5,511	-	-	5,511	3,086
Certificates of deposit and commercial paper	10,897	22,379	22,635	23,040	78,951	2,597	64	81,612	83,683
Bearer deposit notes	287	91	50	1,246	1,674	-	-	1,674	2,065
Asset-backed commercial paper (ABCP)	-	-	-	-	-	-	-	-	-
Senior unsecured medium-term notes	-	2,485	2,620	7,460	12,565	14,802	28,464	55,831	54,324
Senior unsecured structured notes (2)	15	2	-	-	17	99	6,349	6,465	6,268
Secured Funding
Mortgage and HELOC securitizations	-	479	413	2,169	3,061	3,993	13,129	20,183	20,456
Covered bonds	-	2,246	1,356	7,894	11,496	4,498	11,588	27,582	25,168
Other asset-backed securitizations (3)	-	-	-	1,558	1,558	404	2,716	4,678	4,716
Federal Home Loan Bank advances	-	-	-	-	-	-	3,850	3,850	3,809
Subordinated debt	-	-	-	-	-	-	8,235	8,235	8,480
Total	15,062	27,973	27,782	44,016	114,833	26,393	74,395	215,621	212,055
Of which:
Secured	-	2,725	1,769	11,621	16,115	8,895	31,283	56,293	54,149
Unsecured	15,062	25,248	26,013	32,395	98,718	17,498	43,112	159,328	157,906
Total (4)	15,062	27,973	27,782	44,016	114,833	26,393	74,395	215,621	212,055

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes covered bonds issued to access central bank programs, repo transactions and bankers’ acceptances, which are disclosed in the Contractual Maturities or Assets and Liabilities and Off-Balance Sheet Commitments table, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $47.6 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $168.0 billion as at April 30, 2022.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important for the bank in raising both capital and funding to support its business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through the wholesale markets could be reduced. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 8 to the audited annual consolidated financial statements of BMO’s 2021 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, S&P and DBRS have a stable outlook on BMO and Fitch has a negative outlook.

As at April 30, 2022
Rating agency	Short-term debt	Senior debt (1)	Long-term deposits / Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Negative
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018 and senior debt issued on or after September 23, 2018 that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at April 30, 2022, we would be required to provide additional collateral to counterparties totalling $162 million, $334 million and $890 million as a result of a one-notch, two-notch and three-notch downgrade, respectively.

42 BMO Financial Group Second Quarter Report 2022

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Liquidity Adequacy Requirements Guideline and is summarized in the following table. The average daily LCR for the quarter ended April 30, 2022 was 129%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. The average LCR in the current quarter was unchanged, compared with the prior quarter, as lower HQLA was offset by lower net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during such a period. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect excess liquidity in BMO Financial Corp. above 100%, because of limitations on the transfer of liquidity between BMO Financial Corp. and the parent bank. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2021 Annual Report. Please also see the Risk Management section.

	For the quarter ended April 30, 2022
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets

Total high-quality liquid assets (HQLA)	*	197.0

Cash Outflows

Retail deposits and deposits from small business customers, of which:	238.5	15.9
Stable deposits	117.9	3.5
Less stable deposits	120.6	12.4
Unsecured wholesale funding, of which:	250.5	118.1
Operational deposits (all counterparties) and deposits in networks of cooperative banks	131.7	32.8
Non-operational deposits (all counterparties)	93.3	59.8
Unsecured debt	25.5	25.5
Secured wholesale funding	*	22.8
Additional requirements, of which:	182.3	35.6
Outflows related to derivatives exposures and other collateral requirements	15.0	5.4
Outflows related to loss of funding on debt products	2.1	2.1
Credit and liquidity facilities	165.2	28.1
Other contractual funding obligations	1.0	-
Other contingent funding obligations	446.8	8.6
Total cash outflows	*	201.0

Cash Inflows

Secured lending (e.g., reverse repos)	149.3	32.9
Inflows from fully performing exposures	8.7	4.7
Other cash inflows	10.4	10.4
Total cash inflows	168.4	48.0

		Total adjusted value (4)
Total HQLA		197.0
Total net cash outflows		153.0
Liquidity Coverage Ratio (%) (2)		129

For the quarter ended January 31, 2022		Total adjusted value (4)
Total HQLA		203.3
Total net cash outflows		157.8
Liquidity Coverage Ratio (%)		129

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 62 business days in the second quarter of 2022.
(3)	Weighted values are calculated after the application of the weightings prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps, as defined by the LAR Guideline.

BMO Financial Group Second Quarter Report 2022 43

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements Guideline. The NSFR is defined as the ratio between the amount of available stable funding (ASF) and the amount of required stable funding (RSF). Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. ASF and RSF for each institution are determined based on the liquidity and maturity characteristics of its balance sheet assets, liabilities, and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF and RSF and the NSFR. BMO’s NSFR was 116% as at April 30, 2022, exceeding the regulatory minimum. The NSFR increased from 114% in the prior quarter, primarily due to higher available stable funding, partially offset by higher required stable funding.

	For the quarter ended April 30, 2022
	Unweighted Value by Residual Maturity				Weighted Value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year

Available Stable Funding (ASF) Item

Capital:	-	-	-	75.3	75.3
Regulatory capital	-	-	-	75.3	75.3
Other capital instruments	-	-	-	-	-
Retail deposits and deposits from small business customers:	222.7	23.7	15.0	34.4	275.6
Stable deposits	110.6	11.3	7.1	7.8	130.3
Less stable deposits	112.1	12.4	7.9	26.6	145.3
Wholesale funding:	240.3	186.5	51.2	76.5	211.6
Operational deposits	135.6	-	-	-	67.8
Other wholesale funding	104.7	186.5	51.2	76.5	143.8
Liabilities with matching interdependent assets	-	0.9	1.6	13.5	-
Other liabilities:	2.4	*	*	57.7	4.7
NSFR derivative liabilities	*	*	*	18.7	*
All other liabilities and equity not included in the above categories	2.4	33.9	0.8	4.3	4.7
Total ASF	*	*	*	*	567.3

Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	16.9
Deposits held at other financial institutions for operational purposes	-	-	-	-	-
Performing loans and securities:	163.5	134.1	45.0	280.2	411.2
Performing loans to financial institutions secured by Level 1 HQLA	-	43.3	2.1	-	3.2
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	34.2	52.4	6.0	11.6	54.9
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and Public Sector Entities (PSEs), of which:	95.4	28.9	28.2	137.9	221.2
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	12.9	7.8	8.5	118.9	103.0
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	12.9	7.6	8.3	114.1	98.6
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	21.0	1.7	0.2	11.8	28.9
Assets with matching interdependent liabilities	-	0.9	1.6	13.5	-
Other assets:	13.4	*	*	53.7	45.8
Physical traded commodities, including gold	4.0	*	*	*	3.4
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs	*	*	*	13.5	11.5
NSFR derivative assets	*	*	*	21.4	2.7
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	1.3	1.3
All other assets not included in the above categories	9.4	1.8	0.2	15.5	27.0
Off-balance sheet items	*	*	*	492.3	17.1
Total RSF	*	*	*	*	491.0
Net Stable Funding Ratio (%)	*	*	*	*	116

					Weighted Value (2)
For the quarter ended January 31, 2022
Total ASF					551.3
Total RSF					484.1
Net Stable Funding Ratio (%)					114

*	Disclosure is not required under the NSFR disclosure standard.
(1)

Items to be reported in the “no maturity” column do not have a stated maturity. These may include, but are not limited to, items such as non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weightings prescribed under the OSFI LAR Guideline for ASF and RSF.

44 BMO Financial Group Second Quarter Report 2022

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									April 30, 2022
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No
	month	months	months	months	months	years	years	years	maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	68,865	-	-	-	-	-	-	-	1,421	70,286
Interest bearing deposits with banks	3,950	1,889	712	1,114	39	-	-	-	-	7,704
Securities	3,656	4,539	4,608	5,118	6,013	16,871	61,110	101,535	50,618	254,068
Securities borrowed or purchased under resale agreements	82,258	16,342	5,039	2,260	709	192	-	-	-	106,800
Loans (1)
Residential mortgages	380	1,793	3,509	3,306	4,005	19,300	97,026	10,231	101	139,651
Consumer instalment and other personal	203	559	934	1,005	1,127	5,374	35,321	13,623	23,744	81,890
Credit cards	-	-	-	-	-	-	-	-	8,637	8,637
Business and government	13,812	9,508	10,186	9,317	11,374	30,941	91,898	15,701	81,811	274,548
Allowance for credit losses	-	-	-	-	-	-	-	-	(2,403)	(2,403)
Total loans, net of allowance	14,395	11,860	14,629	13,628	16,506	55,615	224,245	39,555	111,890	502,323
Other Assets
Derivative instruments	3,669	5,357	3,557	9,673	2,098	5,460	9,159	6,847	-	45,820
Customers’ liability under acceptances	8,702	4,492	34	-	-	-	-	-	-	13,228
Other	1,985	563	176	9	10	9	17	5,728	32,839	41,336
Total other assets	14,356	10,412	3,767	9,682	2,108	5,469	9,176	12,575	32,839	100,384
Total Assets	187,480	45,042	28,755	31,802	25,375	78,147	294,531	153,665	196,768	1,041,565

(Canadian $ in millions)									April 30, 2022
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No
	month	months	months	months	months	years	years	years	maturity	Total
Liabilities and Equity
Deposits (2) (3)	32,602	38,888	39,282	29,316	41,590	34,160	52,854	16,425	428,597	713,714
Other Liabilities
Derivative instruments	3,090	4,565	3,856	5,932	1,875	5,198	9,374	7,873	-	41,763
Acceptances	8,702	4,492	34	-	-	-	-	-	-	13,228
Securities sold but not yet purchased (4)	39,316	-	-	-	-	-	-	-	-	39,316
Securities lent or sold under repurchase agreements (4)	85,924	6,261	2,308	2,287	18	-	-	-	-	96,798
Securitization and structured entities’ liabilities	13	518	502	2,809	1,389	4,836	10,137	4,488	-	24,692
Other	10,195	237	98	1,077	143	835	2,415	5,831	17,395	38,226
Total other liabilities	147,240	16,073	6,798	12,105	3,425	10,869	21,926	18,192	17,395	254,023
Subordinated debt	-	-	-	-	-	-	25	8,211	-	8,236
Total Equity	-	-	-	-	-	-	-	-	65,592	65,592
Total Liabilities and Equity	179,842	54,961	46,080	41,421	45,015	45,029	74,805	42,828	511,584	1,041,565

 (1) Loans receivable on demand have been included under no maturity.
 (2) Deposits payable on demand and payable after notice have been included under no maturity.
 (3) Deposits totalling $23,390 million as at April 30, 2022 have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date. BMO does not expect a significant amount to be redeemed before maturity.
 (4) Presented based on their earliest maturity date.

(Canadian $ in millions)									April 30, 2022
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No
	month	months	months	months	months	years	years	years	maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,871	5,974	8,029	7,434	17,489	31,906	106,312	5,634	-	184,649
Letters of credit (2)	1,217	3,537	4,235	4,922	5,420	2,564	3,498	84	-	25,477
Backstop liquidity facilities	523	589	1,309	1,062	1,024	7,541	1,263	652	-	13,963
Leases	-	-	-	-	-	3	38	262	-	303
Securities lending	-	-	-	-	-	-	-	-	-	-
Purchase obligations	17	36	51	46	37	139	269	33	-	628

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity date.

BMO Financial Group Second Quarter Report 2022 45

(Canadian $ in millions)									October 31, 2021
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No
	month	months	months	months	months	years	years	years	maturity	Total
On-Balance Sheet Financial Instruments
Assets

Cash and cash equivalents	91,736	-	-	-	-	-	-	-	1,525	93,261
Interest bearing deposits with banks	3,529	1,440	1,172	1,753	409	-	-	-	-	8,303
Securities	5,286	4,742	5,116	3,383	2,692	17,512	43,571	90,225	60,322	232,849
Securities borrowed or purchased under resale agreements	70,080	22,873	11,362	1,602	766	699	-	-	-	107,382
Loans (1)
Residential mortgages	458	1,081	2,109	4,373	4,879	22,170	91,146	9,396	138	135,750
Consumer instalment and other personal	215	419	639	1,166	1,110	5,732	31,613	13,518	22,752	77,164
Credit cards	-	-	-	-	-	-	-	-	8,103	8,103
Business and government	12,082	7,667	7,697	10,496	10,213	29,303	81,377	14,413	66,561	239,809
Allowance for credit losses	-	-	-	-	-	-	-	-	(2,564)	(2,564)
Total loans, net of allowance	12,755	9,167	10,445	16,035	16,202	57,205	204,136	37,327	94,990	458,262
Other Assets
Derivative instruments	2,752	4,924	2,187	1,809	1,634	7,525	8,787	7,095	-	36,713
Customers’ liability under acceptances	11,574	2,428	19	-	-	-	-	-	-	14,021
Other	2,002	461	140	4	3	5	1	5,097	29,671	37,384
Total other assets	16,328	7,813	2,346	1,813	1,637	7,530	8,788	12,192	29,671	88,118
Total Assets	199,714	46,035	30,441	24,586	21,706	82,946	256,495	139,744	186,508	988,175

(Canadian $ in millions)									October 31, 2021
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No
	month	months	months	months	months	years	years	years	maturity	Total
Liabilities and Equity
Deposits (2) (3)	29,885	37,841	42,488	28,857	24,299	33,778	45,729	19,925	422,829	685,631
Other Liabilities
Derivative instruments	2,771	3,651	2,379	1,508	1,444	5,723	7,140	6,199	-	30,815
Acceptances	11,574	2,428	19	-	-	-	-	-	-	14,021
Securities sold but not yet purchased (4)	32,073	-	-	-	-	-	-	-	-	32,073
Securities lent or sold under repurchase agreements (4)	73,190	17,199	3,994	3,103	70	-	-	-	-	97,556
Securitization and structured entities’ liabilities	21	1,737	1,527	648	486	7,240	9,791	4,036	-	25,486
Other	10,121	1,632	116	109	162	944	1,277	3,509	20,307	38,177
Total other liabilities	129,750	26,647	8,035	5,368	2,162	13,907	18,208	13,744	20,307	238,128
Subordinated debt	-	-	-	-	-	-	25	6,868	-	6,893
Total Equity	-	-	-	-	-	-	-	-	57,523	57,523
Total Liabilities and Equity	159,635	64,488	50,523	34,225	26,461	47,685	63,962	40,537	500,659	988,175

 (1) Loans receivable on demand have been included under no maturity.
 (2) Deposits payable on demand and payable after notice have been included under no maturity.
 (3) Deposits totalling $20,991 million as at October 31, 2021 have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date. BMO does not expect a significant amount to be redeemed before maturity.
 (4)  Presented based on their earliest maturity date.

(Canadian $ in millions)									October 31, 2021
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No
	month	months	months	months	months	years	years	years	maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,674	4,935	8,374	13,308	14,498	33,749	99,639	4,571	-	180,748
Letters of credit (2)	1,196	4,083	4,358	3,815	4,806	1,980	3,304	104	-	23,646
Backstop liquidity facilities	189	137	293	1,073	1,578	2,709	6,088	828	-	12,895
Leases	-	-	-	-	1	3	22	222	-	248
Securities lending	3,909	-	-	-	-	-	-	-	-	3,909
Purchase obligations	16	38	47	44	60	139	217	41	-	602

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturities.

46 BMO Financial Group Second Quarter Report 2022

International Exposures

BMO’s geographic exposures outside of Canada and the United States are subject to a country risk management framework that incorporates economic and political assessments, and management of exposures within limits based on product, entity and country of ultimate risk. Our exposure to these regions as at April 30, 2022 is set out in the following table.

On October 26, 2021, OSFI recommended that Canadian Global Systemically Important Banks (G-SIBs) cease country-by-country disclosures of European exposures and begin to disclose sovereign exposures at the regional (continent) level effective the first quarter of 2022.

The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported as mark-to-market value. Derivatives exposure incorporates transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

Exposure by Region

	As at April 30, 2022													As at January 31, 2022

(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives					Total Net Exposure (2)

Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure

Europe (excluding United Kingdom)	475	2,551	-	3,026	752	314	6,416	7,482	1,266	627	57	1,950	12,458	12,422
United Kingdom	26	4,557	-	4,583	84	175	3,049	3,308	371	673	56	1,100	8,991	5,629
Latin America	2,472	5,050	-	7,522	-	45	-	45	20	184	-	204	7,771	7,141
Asia-Pacific	5,708	3,171	28	8,907	1,093	612	2,021	3,726	622	380	41	1,043	13,676	13,801
Africa and Middle East	2,096	397	-	2,493	3	-	20	23	55	19	369	443	2,959	2,984
Other (1)	-	2	14	16	21	-	4,138	4,159	-	-	1,068	1,068	5,243	5,582

Total	10,777	15,728	42	26,547	1,953	1,146	15,644	18,743	2,334	1,883	1,591	5,808	51,098	47,559

(1)	Primarily exposure to supranational entities.
(2)	Reflects the most recent quarter country reclassifications.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2022 47

Glossary of Financial Terms

Adjusted Earnings and Measures

•	Adjusted Revenue – calculated as revenue excluding the impact of certain non-recurring items, and Adjusted Net Revenue is adjusted revenue net of CCPB, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Non-Interest Expense – calculated as non-interest expense excluding the impact of certain non-recurring items, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Net Income – calculated as net income excluding the impact of certain non-recurring items, as set out in the Non-GAAP and Other Financial Measures section.

Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

Adjusted Effective Tax Rate is calculated as adjusted provision for income taxes divided by adjusted income before provision for income taxes.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by assets such as trade receivables, and is generally used for short-term financing needs.

Average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over a one-year period.

Bail-In Debt is senior unsecured debt subject to the Canadian Bail-In Regime. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, which has an original term greater than 400 days and is marketable, subject to certain exceptions. Some or all of this debt may be statutorily converted into common shares of the bank under the Bail-In Regime if the bank enters resolution.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity less deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital, which comprises common shareholders’ equity, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions, divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and also provides cyber security and operations services.

Credit and Counterparty Risk is the potential for credit loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share. Adjusted dividend payout ratio is calculated in the same manner, using adjusted net income.

Earnings per Share (EPS) is calculated by dividing net income, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 23 of audited annual consolidated financial statements.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue, expressed as a percentage. The adjusted efficiency ratio is calculated in the same manner, utilizing adjusted total revenue and non-interest expense.

Efficiency Ratio, net of CCPB, is calculated as non-interest expense divided by total revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), expressed as a percentage. The adjusted efficiency ratio, net of CCPB, is calculated in the same manner, utilizing adjusted total revenue, net of CCPB, and non-interest expense.

Environmental and Social Risk (E&S risk) is the potential for loss or harm, directly or indirectly, resulting from environmental or social impacts or concerns, including climate change, related to BMO, our customers, suppliers or clients, and our impact on the environment and society.

Fair Value is the amount of consideration that would be agreed upon in an arm’s- length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

48 BMO Financial Group Second Quarter Report 2022

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross impaired loans and acceptances (GIL) are calculated as the credit impaired balance of loans and customers’ liability under acceptances, excluding purchased credit impaired loans.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Incremental Risk Charge (IRC) complements the VaR and SVaR metrics and represents an estimate of the default and migration risks of non-securitization products held in the trading book with exposure to interest rate risk, measured over a one-year horizon at a 99.9% confidence level.

Insurance Risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.

Insurance Revenue, net of CCPB, is insurance revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Legal and Regulatory Risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio reflects Tier 1 Capital divided by LE.

Liquidity and Funding Risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario prescribed by OSFI.

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

Mark-to-Market represents the valuation of financial instruments at fair value (as defined above) as of the balance sheet date.

Model Risk is the potential for adverse consequences resulting from decisions that are based on incorrect or misused model results. These adverse consequences can include financial loss, poor business decision-making and damage to reputation.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income excluding trading, is on a basis that excludes trading-related interest income and earning assets.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using average total assets. Net interest margin excluding trading, is computed in the same manner excluding trading-related interest income and earning assets.

Net Non-Interest Revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted expense growth rates.

Operating Leverage, net of CCPB, is the difference between revenue, net of CCPB (net revenue), and expense growth rates. Adjusted net operating leverage is the difference between adjusted revenue, net of CCPB, and adjusted expense growth rates.

Operational Non-Financial Risk (ONFR) encompasses a wide range of non-financial risks, including those related to business change, customer trust, reputation and data that can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact our credit or investment portfolios. These risks include technology risk, fraud risk, business continuity risk and human resources risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before income taxes and provision for credit losses. We use PPPT on both a reported and adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans. For more information, refer to the Provision for Credit Losses and Allowance for Credit Losses sections and Note 4 of the audited annual consolidated financial statements.

Reputation Risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.

Risk-Weighted Assets (RWA) are defined as on-balance sheet and off-balance sheet exposures that are risk-weighted based on guidelines established by OSFI. The measure is used for capital management and regulatory reporting purposes.

BMO Financial Group Second Quarter Report 2022 49

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Strategic Risk is the potential for loss or harm due to changes in the external business environment and failure to respond appropriately to these changes as a result of inaction, ineffective strategies or poor implementation of strategies. Strategic risk also includes business risk, which arises from the specific business activities of the enterprise, and the effects these could have on its earnings.

Stressed Value at Risk (SVaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period, with model inputs calibrated to historical data from a period of significant financial stress. SVaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that BMO enters into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating-
rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counterparty pays the other a fee in exchange for an agreement by the other counterparty to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed-rate and floating-rate interest payments and principal amounts are exchanged in different currencies.

•	Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for a return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed-rate and floating-rate interest payments based on a notional value in a single currency.

•	Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Revenues of operating groups are presented in the MD&A on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The effective tax rate is also analyzed on a teb basis for consistency of approach, with the offset to operating segment adjustments recorded in Corporate Services.

Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares and other AT1 Capital instruments, less regulatory deductions.

Tier 1 Capital Ratio reflects Tier 1 Capital divided by risk-weighted assets.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital includes Tier 1 and Tier 2 Capital.

Total Capital Ratio reflects Total Capital divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions. The largest Canadian banks are required to meet the minimum TLAC Ratio and TLAC Leverage Ratio effective November 1, 2021, as calculated under OSFI’s TLAC Guideline.

Total Loss Absorbing Capacity (TLAC) Ratio reflects TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio reflects TLAC divided by leverage exposures.

Total Shareholder Return: The three-year and five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a three-year and five-year period, respectively. The return includes the change in share price and assumes dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Trading and Underwriting Market Risk is associated with buying and selling financial products in the course of meeting customer requirements, including market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Trading-Related Revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

50 BMO Financial Group Second Quarter Report 2022

INVESTOR AND MEDIA INFORMATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2021 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 25, 2022, at 8.15 a.m. (ET). The call may be accessed by telephone at 416-406-0743 (from within Toronto) or 1-800-898-3989 (toll-free outside Toronto), entering Passcode: 1539938#. A replay of the conference call can be accessed until June 25, 2022, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 4221349#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Paul Gammal, Toronto, Head Media Relations, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

February 2022: $144.96

March 2022: $148.90

April 2022: $138.85

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2021 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at on SEDAR at www.sedar.com. Printed copies of the bank’s complete 2021 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

BMO Financial Group Second Quarter Report 2022 75